Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and between

FHB FORMATION LLC

and

NORTHEAST BANCORP

Dated as of March 30, 2010

TABLE OF CONTENTS

ARTICLE I - THE MERGER		1
1.1	The Merger	1
1.2	Effective Time	1
1.3	Effects of the Merger	2
1.4	Closing.	2
1.5	Articles of Incorporation	2
1.6	Directors of the Surviving Company	2
1.7	Officers of the Surviving Company and Divisions	3

ARTICLE II - MERGER CONSIDERATION; ELECTION AND EXCHANGE PROCEDURES		3
2.1	Merger Consideration	3
2.2	Rights as Shareholders; Stock Transfers	4
2.3	Fractional Shares	5
2.4	Election Procedures	5
2.5	Exchange Procedures	7
2.6	Anti-Dilution Provisions	9
2.7	Options	9
2.8	Funding; Cash Consideration; Capital Contribution	10

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF THE COMPANY		10
3.1	Making of Representations and Warranties	10
3.2	Organization, Standing and Authority	11
3.3	Capitalization	11
3.4	Subsidiaries	12
3.5	Corporate Power	12
3.6	Corporate Authority	12
3.7	Non-Contravention	13
3.8	Articles of Incorporation; Bylaws; Corporate Records	13
3.9	Compliance with Laws	14
3.10	Litigation; Regulatory Action	14
3.11	SEC Documents; Financial Reports; and Regulatory Reports	15
3.12	Absence of Certain Changes or Events	16
3.13	Taxes and Tax Returns	17
3.14	Employee Benefit Plans	19
3.15	Labor Matters	22
3.16	Insurance	23
3.17	Environmental Matters	23
3.18	Intellectual Property	25
3.19	Material Agreements; Defaults	25
3.20	Property and Leases	26
3.21	Inapplicability of Takeover Laws	26
3.22	Regulatory Capitalization	27
3.23	Loans; Nonperforming and Classified Assets	27
3.24	Trust Business; Administration of Fiduciary Accounts	28

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3.25	Investment Management and Related Activities	28
3.26	Derivative Transactions	28
3.27	Repurchase Agreements	29
3.28	Deposit Insurance	29
3.29	CRA, Anti-money Laundering and Customer Information Security	29
3.30	Transactions with Affiliates	29
3.31	Brokers; Fairness Opinion	30
3.32	Company Expenses	30

ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF INVESTOR		30
4.1	Making of Representations and Warranties	30
4.2	Organization, Standing and Authority	30
4.3	Corporate Power	31
4.4	Corporate Authority	31
4.5	Non-Contravention	31
4.6	Compliance with Laws	32
4.7	Investor Organizational Documents	32
4.8	Litigation	32
4.9	Available Funds	32
4.10	Capitalization of Investor	33
4.11	Business Plan	33
4.12	No Negotiations	33
4.13	Brokers	34
4.14	Investor Expenses	34

ARTICLE V - COVENANTS RELATING TO CONDUCT OF BUSINESS		34
5.1	Company Forbearances	34
5.2	Investor Forbearances	37

ARTICLE VI - ADDITIONAL AGREEMENTS		37
6.1	Reasonable Best Efforts	37
6.2	Shareholder Approval	38
6.3	Registration Statement	38
6.4	Press Releases	39
6.5	Access; Information	40
6.6	No Solicitation	40
6.7	Takeover Laws	43
6.8	Shares Listed	43
6.9	Regulatory Applications; Filings; Consents	44
6.10	Indemnification; Directors’ and Officers’ Insurance	44
6.11	Employees and Benefit Plans	45
6.12	Notification of Certain Matters	46
6.13	Confidentiality Agreements	47
6.14	Section 16 Votes	47
6.15	Tax Returns	47
6.16	Transfer Taxes	47
6.17	Resignations	47

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6.18	Shareholder Litigation	47
6.19	Coordination	47
6.20	Registration Rights	48
6.21	Form S-8	48
6.22	Stock Purchase Agreement	48
6.23	Post-Closing Operations	48
6.24	FHB Investor Matters	49

ARTICLE VII - CONDITIONS TO CONSUMMATION OF THE MERGER		49
7.1	Conditions to Each Party’s Obligations to Effect the Merger	49
7.2	Conditions to the Obligations of Investor	50
7.3	Conditions to the Obligations of the Company	51

ARTICLE VIII - TERMINATION		51
8.1	Termination	51
8.2	Effect of Termination and Abandonment	52

ARTICLE IX - MISCELLANEOUS		54
9.1	Survival	54
9.2	Certain Definitions	54
9.3	Waiver; Amendment	61
9.4	Expenses	61
9.5	Notices	61
9.6	Understanding; No Third Party Beneficiaries	62
9.7	Assignability; Binding Effect	62
9.8	Headings; Interpretation	63
9.9	Counterparts	63
9.10	Governing Law; Jurisdiction and Venue	63
9.11	Specific Performance; Remedies	63

EXHIBIT A – Form of Articles of Incorporation of the Surviving Company
EXHIBIT B – Bylaws of the Surviving Company
EXHIBIT C – Officers of the Surviving Company and Divisions
EXHIBIT D – 2010 Equity Plan
EXHIBIT E – Form of Indemnification Agreement

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AGREEMENT AND PLAN OF MERGER, dated as of March 30, 2010 (this “Agreement”), by and between FHB Formation LLC, a Delaware limited liability company (“Investor”), and Northeast Bancorp, a Maine corporation (the “Company”).

RECITALS

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company and its shareholders to enter into this Agreement and to consummate the strategic transaction provided for herein, pursuant to which, subject to the terms and conditions set forth herein, Investor will merge with and into the Company, with the Company being the surviving corporation and continuing its corporate existence under the laws of the State of Maine (the “Merger”);

WHEREAS, as a condition to the willingness of Investor to enter into this Agreement, each of the directors and executive officers of the Company (the “Voting Agreement Shareholders”) has entered into a Voting Agreement, dated as of the date hereof, with Investor (each a “Voting Agreement”), pursuant to which each Voting Agreement Shareholder has agreed, among other things, to vote such Voting Agreement Shareholder’s shares of common stock, par value $1.00 per share, of the Company (“Company Common Stock”) in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the Voting Agreement;

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I - THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (“DGCL”) and the Maine Business Corporation Act (the “MBCA”), and in reliance upon the representations, warranties and covenants set forth herein, at the Effective Time, Investor shall merge with and into the Company, the separate corporate existence of Investor shall cease and the Company shall survive and continue its corporate existence under the laws of the State of Maine (the Company, as the surviving corporation in the Merger, being sometimes referred to herein as the “Surviving Company”).

1.2 Effective Time. On the Closing Date, as promptly as practicable after all of the conditions set forth in Article VII shall have been satisfied or, if permissible, waived by the party entitled to the benefit of the same, Investor and the Company shall (a) execute and file with the Secretary of State of the State of Delaware, a certificate of merger in a form reasonably satisfactory to Investor and the Company, in accordance with the DGCL and (b) execute and file with the Secretary of State of the State of Maine, articles of merger in a form reasonably satisfactory to Investor and the Company, in accordance with the MBCA. The Merger shall become effective at the time and on the date of such filings or at the time and on the date specified therein (the “Effective Time”).

1.3 Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided herein and as provided in the applicable provisions of the DGCL and the MBCA.

1.4 Closing. The transactions contemplated by this Agreement shall be consummated at a closing (the “Closing”) that will take place at the offices of Goodwin Procter LLP, Exchange Place, Boston, Massachusetts 02109, on a date to be specified by the parties, which shall be no later than five Business Days (as defined in Section 9.2(a)) after all of the conditions to the Closing set forth in Article VII (other than conditions to be satisfied at the Closing, which shall be satisfied or waived at the Closing) have been satisfied or waived in accordance with the terms hereof, such day being referred to herein as the “Closing Date.” Notwithstanding the foregoing, the Closing may take place at such other place, time or date as may be mutually agreed upon in writing by Investor and the Company.

1.5 Articles of Incorporation. The Articles of Incorporation of the Surviving Company shall be in the form attached hereto as Exhibit A, until thereafter amended as provided therein and in accordance with applicable law. The Bylaws of the Surviving Company shall be in the form attached hereto as Exhibit B, until thereafter amended as provided therein and in accordance with applicable law.

1.6 Directors of the Surviving Company.

(a) As of immediately following the Effective Time, the number of directors of the Surviving Corporation shall be fixed at nine. As of immediately following the Effective Time, seven of the directors of the Surviving Corporation shall be designated by Investors (the seven individuals being referred to herein collectively as the “Investor Designees”). As of immediately following the Effective Time, two of the directors of the Surviving Company shall be two individuals designated by the Company from the list of individuals set forth on Schedule 1.6(a) (the foregoing two individuals being referred to herein collectively as the “Company Designees”).

(b) In the event that immediately following the Effective Time, the Board of Directors of the Surviving Company is divided into classes, then the directors of each of the classes of the Board of Directors of the Surviving Corporation as of immediately following the Effective Time shall be as follows:

Class	Designee	Term Expires
I	Investor Designee	2011
I	Investor Designee	2011
I	Investor Designee	2011
II	Investor Designee	2012
II	Investor Designee	2012
II	Investor Designee	2012

Class	Designee	Term Expires
III	Investor Designee	2013
III	Company Designee	2013
III	Company Designee	2013

(c) Investor and the Company agree that in the event that any Investor Designee is unable or otherwise fails to serve, for any reason, as a director of the Surviving Company as of immediately following the Effective Time, Investor shall have the right to designate another individual to serve as a director of the Surviving Company as of immediately following the Effective Time in place of such Investor Designee. The Company shall cause such Investor Designee to be elected to the Board of Directors of the Surviving Company as of immediately following the Effective Time in accordance with the foregoing.

(d) Investor and the Company agree that in the event that any Company Designee is unable or otherwise fails to serve, for any reason, as a director of the Surviving Company as of immediately following the Effective Time, the Company shall have the right to designate another individual set forth on Schedule 1.6(a) (such individuals, the “Successor Company Designees”) to serve as a director of the Surviving Company as of immediately following the Effective Time in place of such Company Designee. The Company shall cause such Company Designee to be elected to the Board of Directors of the Surviving Company as of immediately following the Effective Time in accordance with the foregoing. If either of the Company Designees shall cease to serve as a director of the Surviving Company during his or her term, the Surviving Company’s Board of Directors shall designate a Successor Company Designee to serve as a director of the Surviving Company and shall fill the resulting vacancy with such Successor Company Designee, provided that such Successor Company Designee shall have consented to serve as a director of the Surviving Company.

1.7 Officers of the Surviving Company and Divisions. As of immediately following the Effective Time, the officers of the Surviving Company and divisions thereof shall be those individuals set forth on Exhibit C hereto, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Company.

ARTICLE II - MERGER CONSIDERATION;

ELECTION AND EXCHANGE PROCEDURES

2.1 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of Investor, the Company or any shareholder of the Company:

(a) Each share of preferred stock, par value $1.00 per share, of Company (“Company Preferred Stock”) that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.

(b) Each unit of membership interest in Investor (“Investor Unit”) issued and outstanding immediately prior to the Effective Time shall become and be converted into the right to receive at the election of the holder thereof either: (i) 0.96679 shares of voting common stock, par value $1.00 per share, of the Surviving Company (“Surviving Company Voting Common Stock”); or (ii) 0.96679 shares of nonvoting common stock, par value $1.00 per share, of the Surviving Company (“Surviving Company Non-Voting Common Stock,” and together with the Surviving Company Voting Common Stock, the “Surviving Company Common Stock”) with each holder of Investment Units being entitled to elect to receive Surviving Company Voting Common Stock, Surviving Company Non-Voting Common Stock or a combination thereof with respect to such holder’s aggregate holdings of Investor Units (the “Investor Merger Consideration”). The aggregate Investor Merger Consideration represents approximately 60% of the Surviving Company Common Stock outstanding immediately after the Effective Time on a fully diluted basis, assuming aggregate commitments of the FHB Investors under the Equity Commitment Letters to subscribe for 2,161,887 Investor Units.

(c) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Treasury Stock) shall become and be converted into, as provided in and subject to the provisions of this Agreement, the right to receive at the election of the holder thereof either: (i) $13.93 in cash (the “Cash Consideration”); or (ii) one share (the “Exchange Ratio”) of Surviving Company Common Stock (the “Stock Consideration”), with each holder of Company Common Stock being entitled to elect Cash Consideration, Stock Consideration or a combination thereof with respect to such shareholder’s aggregate holdings of Company Common Stock; provided, however, that, notwithstanding any other provision of this Agreement, an aggregate of 1,393,399 shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (the “Stock Conversion Number”), representing approximately 60% of the Company Common Stock outstanding as of the date of this Agreement and approximately 40% of the Surviving Company Common Stock outstanding immediately after the Effective Time, each on a fully diluted basis, shall be converted into the Stock Consideration and the remainder of the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the Cash Consideration. The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

2.2 Rights as Shareholders; Stock Transfers. All shares of Company Common Stock and all Investor Units, when converted as provided in Sections 2.1(b) and 2.1(c), respectively, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each certificate (a “Certificate”), if any, previously evidencing such shares or Investor Units shall thereafter represent only the right to receive for each such share of Company Common Stock or Investor Unit, as the case may be, the Merger Consideration and any cash in lieu of fractional shares of Surviving Company Common Stock in accordance with Sections 2.1(b), 2.1(c), and 2.3. At the Effective Time, (a) holders of Company Common Stock shall cease to be, and shall have no rights as, shareholders of the Company, other than the right to receive the Merger Consideration and cash in lieu of fractional shares of Surviving Company Common Stock as provided under this Article II and the right to receive any unpaid dividend with respect to the Company Common Stock with a record date occurring prior to the Effective Time, and (b) holders of Investor Units shall cease to be, and shall no rights as, members of Investor, other than the right to receive the Surviving Company Common Stock pursuant to Section 2.1(c). After the Effective Time, there shall be no transfers on the stock transfer books of the Company of shares of Company Common Stock, other than transfers of Company Common Stock that have occurred prior to the Effective Time.

2.3 Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Surviving Company Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu thereof, Investor shall pay to each holder of a fractional share of Surviving Company Common Stock an amount of cash (without interest) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the average of the last sale prices of Company Common Stock, as reported on NASDAQ Stock Market (“NASDAQ”) (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source), for the three-NASDAQ trading day period ending two days preceding the Closing Date, rounded to the nearest whole cent.

2.4 Election Procedures.

(a) An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of such Certificates to a bank or trust company designated by Investor and reasonably satisfactory to the Company (the “Exchange Agent”)) in such form as the Company and Investor shall mutually agree (the “Election Form”), shall be mailed no later than fifteen Business Days prior to the anticipated Election Deadline (the “Mailing Date”) to each holder of record of Company Common Stock. Subject to Section 2.1(c), each Election Form shall permit the holder of record of Company Common Stock (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to (i) elect to receive the Cash Consideration for all or a portion of such holder’s shares (a “Cash Election”), (ii) elect to receive the Stock Consideration for all or a portion of such holder’s shares (a “Stock Election”), or (iii) make no election with respect to the receipt of the Cash Consideration or the Stock Consideration (a “Non-Election”). A record holder acting in different capacities or acting on behalf of other Persons (as defined in Section 9.2(a)) in any way will be entitled to submit an Election Form for each capacity in which such record holder so acts with respect to each Person for which it so acts. Shares of Company Common Stock as to which a Cash Election has been made are referred to herein as “Cash Election Shares.” Shares of Company Common Stock as to which a Stock Election has been made are referred to herein as “Stock Election Shares.” Shares of Company Common Stock as to which no election has been made (or as to which an Election Form is not properly completed and returned in a timely fashion) are referred to herein as “Non-Election Shares.” The aggregate number of shares of Company Common Stock with respect to which a Stock Election has been made is referred to herein as the “Stock Election Number.”

(b) To be effective, a properly completed Election Form shall be submitted to the Exchange Agent on or before 5:00 p.m., New York City time, on a date no later than the fifth Business Day prior to the Closing Date to be mutually agreed upon by the parties (which date shall be publicly announced by Investor as soon as practicable prior to such date) (the “Election Deadline”), accompanied by the Certificates as to which such Election Form is being made or by an appropriate guarantee of delivery of such Certificates, as set forth in the Election Form, from a member of any registered national securities exchange or a commercial bank or trust company in the United States; provided, however, that such Certificates are in fact delivered to the Exchange

Agent by the time required in such guarantee of delivery; provided, further, that failure to deliver shares of Company Common Stock covered by such guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made election, unless otherwise determined by the Exchange Agent, in its sole discretion. For shares of Company Common Stock held in book entry form, Investor shall establish procedures for delivery of such shares, which procedures shall be reasonably acceptable to the Company. If a holder of Company Common Stock either (i) does not submit a properly completed Election Form in a timely fashion or (ii) revokes the holder’s Election Form prior to the Election Deadline (without later submitting a properly completed Election Form prior to the Election Deadline), the shares of Company Common Stock held by such holder shall be designated Non-Election Shares. In addition, all Election Forms shall automatically be revoked, and all Certificates returned, if the Exchange Agent is notified in writing by Investor and the Company that this Agreement has been terminated. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither Investor nor the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

(c) The allocation among the holders of shares of Company Common Stock of rights to receive the Cash Consideration and the Stock Consideration will be made as follows:

(i) If the Stock Election Number exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and, subject to Section 2.3 hereof, each holder of Stock Election Shares will be entitled to receive the Stock Consideration in respect of that number of Stock Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration;

(ii) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and the Cash Election Shares shall be treated in the following manner:

(A) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and, subject to Section 2.3 hereof, each holder of Non-Election Shares shall receive the Stock Consideration in respect of that number of Non-Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or

(B) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and, subject to Section 2.3 hereof, each holder of Cash Election Shares shall receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

2.5 Exchange Procedures.

(a) On or before the Closing Date, for the benefit of the holders of Certificates, (i) the Company shall cause to be delivered to the Exchange Agent, for exchange in accordance with this Article II, certificates representing the shares of Surviving Company Common Stock issuable pursuant to this Article II (“New Certificates”) and (ii) the Surviving Company shall deliver, or shall cause to be delivered, to the Exchange Agent an aggregate amount of cash sufficient to pay the aggregate amount of cash payable pursuant to this Article II (including the estimated amount of cash to be paid in lieu of fractional shares of Surviving Company Common Stock) (such cash and New Certificates, being hereinafter referred to as the “Exchange Fund”).

(b) No later than five Business Days following the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates who has not previously surrendered such Certificate or Certificates with an Election Form, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the shares of Company Common Stock represented by such Certificate or Certificates shall have been converted pursuant to Sections 2.1, 2.3 and 2.4 of this Agreement. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of shares of Surviving Company Common Stock (if any) to which such former holder of Company Common Stock shall have become entitled pursuant to this Agreement, (ii) a check representing that amount of cash (if any) to which such former holder of Company Common Stock shall have become entitled pursuant to this Agreement and/or (iii) a check representing the amount of cash (if any) payable in lieu of a fractional share of Surviving Company Common Stock which such former holder has the right to receive in respect of the

Certificate surrendered pursuant to this Agreement, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.5(b), each Certificate (other than Certificates representing Treasury Stock) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration provided in Sections 2.1, 2.3 and 2.4 and any unpaid dividends and distributions thereon as provided in paragraph (c) of this Section 2.5. No interest shall be paid or accrued on any cash constituting Merger Consideration (including any cash in lieu of fractional shares) and any unpaid dividends and distributions payable to holders of Certificates.

(c) No dividends or other distributions with a record date after the Effective Time with respect to Surviving Company Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 2.5. After the surrender of a Certificate in accordance with this Section 2.5, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Surviving Company Common Stock represented by such Certificate.

(d) The Exchange Agent and the Surviving Company, as the case may be, shall not be obligated to deliver cash and/or a New Certificate or New Certificates representing shares of Surviving Company Common Stock to which a holder of Company Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate or Certificates representing the shares of Company Common Stock for exchange as provided in this Section 2.5, or, an appropriate affidavit of loss and indemnity agreement and/or a bond in an amount as may be required in each case by the Surviving Company. If any New Certificates evidencing shares of Surviving Company Common Stock are to be issued in a name other than that in which the Certificate evidencing Company Common Stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer, and that the Person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a New Certificate for shares of Surviving Company Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for six months after the Effective Time (as well as any interest or proceeds from any investment thereof) shall be delivered by the Exchange Agent to the Surviving Company. Any shareholders of the Company who have not theretofore complied with Section 2.5(b) shall thereafter look only to the Surviving Company for the Merger Consideration deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case without any interest thereon. If outstanding Certificates for shares of Company Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of Surviving Company Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of the Surviving Company (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of shares of Company Common Stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. The Surviving Company and the Exchange Agent shall be entitled to rely upon the stock transfer books of the Company to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any shares of Company Common Stock represented by any Certificate, the Surviving Company and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(f) The Surviving Company or the Company (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as the Surviving Company or the Company is required to deduct and withhold under applicable law. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Company or the Company.

(g) Not later than the Closing Date, Investor shall deliver to the Company a schedule showing the number of shares of Surviving Company Voting Common Stock and Surviving Company Non-Voting Common Stock to be issued to each FHB Investor pursuant to the elections required by Section 2.1(b).

2.6 Anti-Dilution Provisions. In the event the Company changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Company Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding Company Common Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio and/or the Cash Consideration shall be proportionately and appropriately adjusted. In the event the Investor changes the number of, or provides for the exchange of, Investor Units outstanding prior to the Effective Time for any reason, and the effective date therefor shall be prior to the Effective Time, the number of shares of Surviving Company Common Stock into which such Investor Units are to be converted shall be proportionately and appropriately adjusted.

2.7 Options.

(a) Each option to purchase Company Common Stock (collectively, the “Options”) granted under the Company’s 1999 Stock Option Plan and 1992 Stock Option Plan (the “Company Option Plans”), whether vested or unvested, which is outstanding immediately prior to the Effective Time and which has not been exercised or canceled prior thereto shall, at the Effective Time be exchanged for an option to acquire shares of Surviving Company Common Stock (collectively, the “Company Option Assumption”) on the terms set forth in Section 2.8(b) below. Prior to the Closing Date, the Company shall use its reasonable best efforts to obtain the written acknowledgment of each holder of a then-outstanding Option with respect to the assumption of such Option in accordance with the terms of this Section 2.8. The Company’s 1987 Stock Option Plan, 1989 Stock Option Plan and 2001 Stock Option Plan shall terminate at the Effective Time.

(b)(i) The number of shares of Surviving Company Common Stock which may be acquired pursuant to the Company Option Assumption shall be equal to the product of the number of shares of Company Common Stock covered by the Option multiplied by the Exchange Ratio, provided that any fractional share of Surviving Company Common Stock resulting from such multiplication shall be rounded down to the nearest whole share; (ii) the exercise price per share of Surviving Company Common Stock shall be equal to the exercise price per share of Company Common Stock of such Option, divided by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest whole cent; (iii) the duration and other terms of such Company Option Assumption shall be substantially identical to the duration and other terms of such Option (giving effect to the terms of the Company Option Plans or the Options providing for accelerated vesting as a result of the transactions contemplated by this Agreement) except that all references to Company shall be deemed to be references to Surviving Company and its affiliates, where the context so requires, and shall remain exercisable until the stated expiration date of the corresponding Option; (iv) Surviving Company shall assume such Option, whether vested or not vested, in a manner consistent with the requirements of the regulations under Section 424 of the Code; and (v) to the extent that Options qualify as incentive stock options under Section 422 of the Code, the Company Option Assumption shall be intended to so qualify. The Company Option Assumption shall be confirmed through appropriate written or electronic records. The foregoing is intended to effect an assumption of an Option by the Surviving Company under Section 424(a) of the Code and neither a Company Option Assumption nor the assumption of an Option shall give the holder of an Option additional benefits which he or she did not have under such Option within the meaning of Section 424(a)(1) of the Code. The Surviving Company shall not issue or pay for any fractional shares otherwise issuable upon exercise of an option issued pursuant to the Company Option Assumption.

2.8 Funding; Cash Consideration; Capital Contribution. At the Closing, Investor shall cause each of the FHB Investors to fund their respective Commitments (as such term is defined in the Equity Commitment Letters) such that Investor has funding in the amount equal to the sum of (a) the Cash Consideration and (b) the $16,168,077 aggregate capital contribution to the Company by the Investors (the “Capital Contribution”), and such that, immediately after the Effective Time, the Surviving Company is able to comply with its obligations with respect to the Cash Consideration under Section 2.5(a) and the Surviving Company is funded with the Capital Contribution.

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1 Making of Representations and Warranties.

Except as set forth in the disclosure schedule delivered by the Company to Investor on the date of this Agreement (the “Company Disclosure Schedule”) (the disclosures in which Company Disclosure Schedule shall qualify only (i) the representations and warranties of the Company set forth in the corresponding Section of this Agreement, and (ii) the representations and warranties set forth in any other Section of this Agreement, but in the case of this clause (ii) if and to the extent that it is reasonably apparent from the text of such disclosure that it is applicable to the representations and warranties set forth in such other Sections of this Agreement), the Company hereby makes to Investor the representations and warranties contained in this Article III.

3.2 Organization, Standing and Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maine. The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and the regulations of the Board of Governors of the Federal Reserve System (the “FRB”) promulgated thereunder. The Company is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except for such failures to be so qualified or licensed and in good standing that would not have, individually or in the aggregate, a Company Material Adverse Effect. A complete and accurate list of all such jurisdictions is set forth on Schedule 3.2 of the Company Disclosure Schedule.

3.3 Capitalization.

(a) As of the date hereof, the authorized capital stock of the Company consists of 15,000,000 shares of Company Common Stock, of which 2,322,332 shares were issued and outstanding, and 1,000,000 shares of Company Preferred Stock, of which 4,227 shares were issued and outstanding. The Company has no shares of Treasury Stock. In addition, as of the date hereof, there are 19,500 shares of Company Common Stock reserved for issuance upon exercise of outstanding Company Stock Options. The outstanding shares of the Company Common Stock and Company Preferred Stock are validly issued, fully paid and nonassessable with no personal liability attaching to the ownership thereof, and subject to no preemptive or similar rights (and were not issued in violation of any preemptive or similar rights). Except as set forth on Schedule 3.3 of the Company Disclosure Schedule, there are no additional shares of the Company’s capital stock authorized or reserved for issuance, the Company does not have any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock appreciation rights, or any other rights to subscribe for or acquire shares of its capital stock issued and outstanding, and the Company does not have, and is not bound by, any commitment to authorize, issue or sell any such shares or other rights.

(b) Except as set forth on Schedule 3.3 of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary (as defined in Section 9.2(a)) of the Company.

(c) Schedule 3.3 of the Company Disclosure Schedule sets forth, as of the date hereof, for each Option, the name of the grantee, the date of grant, the type of grant, the status of the option grant as qualified or non-qualified under Section 422 of the Code, the number of shares of Company Common Stock subject to each Option, the vesting schedule of each Option, the number of shares of Company Common Stock that are currently exercisable with respect to such Option, the expiration date of each Option, and the exercise price per share.

3.4 Subsidiaries.

(a)(i) Schedule 3.4 of the Company Disclosure Schedule sets forth a complete and accurate list of all of the Company’s Subsidiaries, including the jurisdiction of organization of each such Subsidiary, (ii) except as set forth on Schedule 3.4 of the Company Disclosure Schedule, the Company owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary, (iii) no equity securities of any of the Company’s Subsidiaries are or may become required to be issued (other than to the Company) by reason of any contractual right or otherwise, (iv) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to the Company or a wholly-owned Subsidiary of the Company), (v) there are no contracts, commitments, understandings or arrangements relating to the Company’s rights to vote or to dispose of such securities and (vi) all of the equity securities of each such Subsidiary held by the Company, directly or indirectly, are validly issued, fully paid and nonassessable, not subject to preemptive or similar rights and are owned by the Company free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind (collectively, “Liens”).

(b) Except as set forth on Schedule 3.4 of the Company Disclosure Schedule, the Company does not own (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind.

(c) Each of the Company’s Subsidiaries has been duly organized and qualified under the laws of the jurisdiction of its organization and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except for such failures to be so qualified or in good standing that would not have, individually or in the aggregate, a Company Material Adverse Effect. A complete and accurate list of all such jurisdictions is set forth on Schedule 3.4 of the Company Disclosure Schedule.

3.5 Corporate Power. Each of the Company and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all of its properties and assets; and the Company has the corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

3.6 Corporate Authority. This Agreement and the transactions contemplated hereby, subject to approval by the holders of a majority of the shares of Company Common Stock outstanding and entitled to vote thereon, have been authorized by all necessary corporate action of the Company and the Board of Directors of the Company (the “Company Board”). The Company Board (i) unanimously approved this Agreement and determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of the holders of Company Common Stock and (ii) unanimously resolved to recommend that the holders of Company Common Stock vote for the approval of this Agreement, the Merger and the Northeast Bancorp 2010 Stock Option and Incentive Plan

attached hereto as Exhibit D (the “2010 Equity Plan”) at a meeting of the shareholders of the Company. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Investor, this Agreement is a legal, valid and binding agreement of the Company, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity). The (x) affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote thereon is the only vote of any class of capital stock of the Company required by the MBCA, the Articles of Incorporation of the Company or the Bylaws of the Company to approve this Agreement and the Merger; and (y) the affirmative vote of a majority of the votes cast by holders of the outstanding shares of Company Common Stock at the Company Meeting (as hereinafter defined) is the only vote required by the MBCA, the Articles of Incorporation of the Company, the Bylaws of the Company or the applicable listing and corporate governance rules and regulations of the Nasdaq Stock Market to approve the 2010 Equity Plan (together, the “Requisite Shareholder Approvals”).

3.7 Non-Contravention.

(a) Subject to the receipt of the Regulatory Approvals (as defined in Section 9.2(a)), and the required filings under federal and state securities laws, and except as set forth on Schedule 3.7 of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger) by the Company do not and will not (i) constitute a breach or violation of, or a default under, result in a right of termination or the acceleration of any right or obligation under, any law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement of the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries, properties or assets is subject or bound, (ii) constitute a breach or violation of, or a default under, the Company’s Articles of Incorporation or Bylaws, or (iii) require the consent or approval of any third party or Governmental Authority (as defined in Section 9.2(a)) under any such law, rule, regulation, judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement.

(b) As of the date hereof, the Company is not aware of any reasons relating to the Company or the Company Bank (including, without limitation, Community Reinvestment Act compliance or the USA Patriot Act) (i) why all of the Regulatory Approvals shall not be procured from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) why any Burdensome Condition(s) (as defined in Section 6.9) would be imposed.

3.8 Articles of Incorporation; Bylaws; Corporate Records. The Company has made available to Investor a complete and correct copy of its Articles of Incorporation and the Bylaws or equivalent organizational documents, each as amended to date, of the Company and each of its Subsidiaries. The Company is not in violation of any of the terms of its Articles of Incorporation or Bylaws. The minute books of the Company and each of its Subsidiaries contain complete and accurate records of all meetings held, and complete and accurate records of all other corporate actions of their respective shareholders and boards of directors (including committees of their respective boards of directors).

3.9 Compliance with Laws. Each of the Company and its Subsidiaries:

(a) is in substantial compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting their businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(b) has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to the knowledge of the Company, no suspension or cancellation of any of them is threatened;

(c) has received, since December 31, 2004, no notification or communication from any Governmental Authority (i) asserting that the Company or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces, (ii) threatening to revoke any license, franchise, permit, or governmental authorization, (iii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, federal deposit insurance (nor, to the knowledge of the Company, do any grounds for any of the foregoing exist) or (iv) failing to approve any proposed acquisition, or stating its intention not to approve acquisitions, proposed to be effected by the Company within a certain time period or indefinitely; and

(d) has conducted any finance activities (including, without limitation, mortgage banking and mortgage lending activities and consumer finance activities) in substantial compliance with all applicable statutes and regulations regulating the business of consumer lending, including, without limitation, state usury laws, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Homeowners Ownership and Equity Protection Act, the Fair Debt Collections Act and other federal, state, local and foreign laws regulating lending (“Finance Laws”), and with all applicable collection practices in seeking payment under any loan or credit extension of such entity. In addition, there is no pending or, to the knowledge of the Company, threatened charge by any Governmental Authority that any of the Company and its Subsidiaries has violated, nor any pending or, to the knowledge of the Company, threatened investigation by any Governmental Authority with respect to possible violations of, any applicable Finance Laws.

3.10 Litigation; Regulatory Action.

(a) Except as set forth on Schedule 3.10 of the Company Disclosure Schedule, no litigation, claim, suit, investigation or other proceeding before any court, governmental agency or arbitrator is pending against the Company or any of its Subsidiaries, and, to the knowledge of the Company, no such litigation, claim, suit, investigation or other proceeding has been threatened and there are no facts which could reasonably give rise to such litigation, claim, suit, investigation or other proceeding.

(b) Except as set forth on Schedule 3.10 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries nor any of their respective properties is a party to or is subject to any assistance agreement, board resolution, order, decree, supervisory agreement, memorandum of understanding, condition or similar arrangement with, or a commitment letter or similar submission to, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the FRB, the Federal Deposit Insurance Corporation (“FDIC”), and the Maine Superintendent of Banks) or the supervision or regulation of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has been subject to any order or directive by, or been ordered to pay any civil money penalty by, or has been since January 1, 2005, a recipient of any supervisory letter from, or since January 1, 2005, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority that currently regulates in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly-situated bank or financial holding companies or their subsidiaries.

(c) Neither the Company nor any of its Subsidiaries, has been advised by a Governmental Authority that it will issue, or is aware of any facts which could give rise to the issuance by any Governmental Authority or is aware that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, board resolution, memorandum of understanding, supervisory letter, commitment letter, condition or similar submission.

3.11 SEC Documents; Financial Reports; and Regulatory Reports.

(a) The Company’s Annual Report on Form 10-K, as amended through the date hereof, for the fiscal year ended June 30, 2009 (the “Company 2009 Form 10-K”), and all other reports, registration statements, definitive proxy statements or information statements required to be filed by the Company or any of its Subsidiaries subsequent to December 31, 2003 under the Securities Act (as defined in Section 9.2(a)), or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (as defined in Section 9.2(a)) (collectively, the “Company SEC Documents”), with the Securities and Exchange Commission (“SEC”), and all of the Company SEC Documents filed with the SEC after the date hereof, in the form filed or to be filed, (i) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such Company SEC Document (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which such balance sheet relates as of its date, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in such Company SEC Documents (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of the entity or entities to which such statement relates for the periods to which it relates, in each case in accordance with GAAP (as defined in Section 9.2(a)) consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements. Except for those liabilities that are fully reflected or reserved against in the most recent consolidated balance sheet of the Company and its Subsidiaries (the “Company Balance Sheet”) contained in the Company 2009 Form 10-K and, except for liabilities reflected in Company SEC Documents filed prior to the date hereof or incurred in the ordinary course of business consistent with past practices or in connection with this Agreement, since June 30, 2009, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto.

(b) Except as set forth on Schedule 3.11 of the Company Disclosure Schedule, the Company and each of its Subsidiaries, officers and directors are in substantial compliance with, and have substantially complied, with (1) the applicable provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the related rules and regulations promulgated under such act and the Exchange Act and (2) the applicable listing and corporate governance rules and regulations of the Nasdaq Stock Market. The Company (i) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (3) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) has disclosed based on its most recent evaluations, to its outside auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(c) Except as set forth on Schedule 3.11 of the Company Disclosure Schedule, since December 31, 2004, the Company and its Subsidiaries have duly filed with the FRB, the FDIC, the Maine Superintendent of Banks and any other applicable Governmental Authority, in correct form the reports required to be filed under applicable laws and regulations and such reports were in all material respects complete and accurate in compliance with the requirements of applicable laws and regulations.

3.12 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Documents filed prior to the date hereof or in Schedule 3.12 of the Company Disclosure Schedule, or as otherwise expressly permitted or expressly contemplated by this Agreement, since June 30, 2009, there has not been (i) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of the Company or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and to the knowledge of the Company, no fact or condition exists which is reasonably likely to cause a

Company Material Adverse Effect in the future, (ii) any change by the Company or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by the Company’s independent accountants, (iii) any entry by the Company or any of its Subsidiaries into any contract or commitment of (A) more than $100,000 or (B) $100,000 per annum with a term of more than one year, other than loans and loan commitments in the ordinary course of business, (iv) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the ordinary course of business consistent with past practice, (v) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers or employees of the Company or any of its Subsidiaries, or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, any payment of any bonus, or the taking of any action not in the ordinary course of business with respect to the compensation or employment of directors, officers or employees of the Company or any of its Subsidiaries, (vi) any material election made by the Company or any of its Subsidiaries for federal or state income tax purposes, (vii) any material change in the credit policies or procedures of the Company or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any respect, (viii) any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than loans and loan commitments, or (ix) any material lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice.

3.13 Taxes and Tax Returns. Except as set forth on Schedule 3.13 of the Company Disclosure Schedule:

(a) The Company and each of its Subsidiaries have timely filed all Tax Returns (as defined in Section 9.2(a)) that were required to be filed by any of them and all such Tax Returns are complete and correct in all material respects. The Company and each of its Subsidiaries have paid all Taxes (as defined in Section 9.2(a)) owed by them (whether or not shown as due on any Tax Returns).

(b) No assessment that has not been settled or otherwise resolved has been made with respect to Taxes, other than such additional Taxes as are being contested in good faith and which are described on Schedule 3.13 of the Company Disclosure Schedule. The Tax Returns of the Company and its Subsidiaries have been examined by the Internal Revenue Service (“IRS”) or other taxing authority, as applicable, for all years through December 31, 2006 (or the statute of limitations has closed without examination) and any liability with respect thereto has been satisfied. There are no disputes pending or claims asserted for Taxes or assessments upon either the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries been requested to give, or has given, any currently effective waivers extending the statutory period of limitation applicable to any Tax assessment or deficiency. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. No deficiency in Taxes or other proposed adjustment that has not been settled or otherwise resolved has been asserted by any taxing authority against the Company or any of its Subsidiaries. To the knowledge of the Company, no Tax Return of the Company or any of its Subsidiaries is now under examination by any applicable taxing authority. There are no Liens for Taxes (other than current Taxes not yet due and payable) on any of the assets of the Company or any of its Subsidiaries.

(c) Adequate provision (excluding any provision for deferred Taxes established to reflect timing differences between book and Tax income) has been made on the Company’s most recent balance sheet dated December 31, 2009. Since December 31, 2009, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes except for Taxes incurred in the ordinary course of business consistent with past practice. The Company has made available to Investor correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company, or any of its Subsidiaries filed or received since December 31, 2005.

(d) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnification, Tax allocation or Tax sharing agreement with any Person or has any current or potential contractual obligation to indemnify any other Person with respect to Taxes.

(e) Neither the Company nor any of its Subsidiaries has filed or been included in a combined, consolidated or unitary income Tax Return (including any consolidated federal income Tax Return) other than one of which the Company was the parent.

(f) Neither Company nor its Subsidiaries has any liability for the Taxes of any Person or entity under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law) as a transferee or successor, by contract, or otherwise.

(g) Neither the Company nor any of its Subsidiaries has made any payment, is obligated to make any payment, or is a party to any agreement that could obligate it to make any payment that will not be deductible under Code Section 162(m) or Code Section 280G.

(h) No property of the Company or any of its Subsidiaries is property that is or will be required to be treated as “tax exempt use property” within the meaning of Section 168(h) of the Code.

(i) The Company and each of its Subsidiaries is, and always has been, an accrual method taxpayer. None of the Company or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) changes in method of accounting for a taxable period ending on or before the Closing Date, (B) closing agreement as described in Code Section 7121 (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the Closing Date; (C) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local, or foreign income Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) prepaid amount received on or prior to the Closing Date.

(j) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Section 361.

(k) The Company and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing by Company or its Subsidiaries to any employee, independent contractor, creditor, shareholder, or other third party.

(l) The Company and each Subsidiary has timely and properly taken such actions in response to and in compliance with notices from the IRS in respect of information reporting and backup and nonresident withholding as are required by law, including the notation in its records of any B notices or C notices received with respect to any customers, shareholders, or payees.

(m) No claim has ever been made by a governmental agency in a jurisdiction where either the Company or any of its Subsidiaries does not file a Tax Return that one of the foregoing may be subject to Taxes or Tax Return filing obligations by such jurisdiction.

(n) Other than the Subsidiaries of Seller, Seller does not have any interest in any trust, partnership, corporation, limited liability company, or other business entity.

(o) Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1).

(p) Company has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).

(q) Neither the Company nor any Subsidiary has elected to defer cancellation of indebtedness income under Section 108(i) of the Code.

3.14 Employee Benefit Plans.

(a) Schedule 3.14 of the Company Disclosure Schedule sets forth a list of every Employee Program (as defined below) that has been maintained by the Company or an ERISA Affiliate (as defined below) at any time during the six-year period ending on the Closing Date.

(b) Each Employee Program which has ever been maintained by the Company or an ERISA Affiliate and which has been intended to qualify under Section 401(a) or 501(c)(9) of the Code is so qualified and has received a favorable determination or approval letter from the IRS regarding its qualification under such section or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Employee Program for any period for which such Employee Program would not otherwise be covered by an IRS determination and, to the knowledge of the Company, no event or omission has occurred that would cause any Employee Program to lose such qualification. No event or omission has occurred which would cause any Employee Program to lose its qualification or otherwise fail to satisfy the relevant requirements to provide tax-favored benefits under the applicable Code Section (including, without limitation, Code Sections 105, 125, 401(a) and 501(c)(9)). Each asset held under any such Employee Program may be liquidated or terminated without the imposition of any redemption fee, surrender charge or comparable liability.

(c)(i) Each Employee Program is, and has been operated in material compliance with applicable laws and regulations and is and has been administered in all material respects in accordance with applicable laws and regulations and with its terms. (ii) No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the knowledge of the Company, threatened with respect to any Employee Program or any fiduciary or service provider thereof, and, to the knowledge of the Company, there is no reasonable basis for any such litigation or proceeding. (iii) All payments and/or contributions required to have been made with respect to all Employee Programs either have been made or have been accrued in accordance with the terms of the applicable Employee Program and applicable law.

(d) No Employee Program is a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any ERISA Affiliate could incur liability under Section 4063 or 4064 of ERISA or a plan maintained by more than one employer as described in Section 413(c) of the Code.

(e) Neither the Company nor any ERISA Affiliate has ever maintained any Employee Program which has been subject to Title IV of ERISA or Code Section 412 or ERISA Section 302, including, but not limited to, any Multiemployer Plan (as defined below). Except as described in Schedule 3.14 of the Company Disclosure Schedule, none of the Employee Programs ever maintained by the Company or any ERISA Affiliate has ever provided health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by part 6 of subtitle B of Title I of ERISA) or has ever promised to provide such post-termination benefits.

(f) With respect to each Employee Program required to be listed on Schedule 3.14(a), complete and correct copies of the following documents (if applicable to such Employee Program) have previously been made available to Investor: (i) all documents embodying or governing such Employee Program, and any funding medium for the Employee Program (including, without limitation, trust agreements) as they may have been amended to the date hereof; (ii) the most recent IRS determination or approval letter with respect to such Employee Program under Code Section 401(a) or 501(c)(9), and any applications for determination or approval subsequently filed with the IRS; (iii) the most recently filed IRS Forms 5500, with all applicable schedules and accountants’ opinions attached thereto; (iv) the most recent actuarial valuation reports completed with respect to such Employee Program; (v) the summary plan description for such Employee Program (or other descriptions of such Employee Program provided to employees) and all modifications thereto; (vi) any insurance policy (including any fiduciary liability insurance policy or fidelity bond) related to such Employee Program; (vii) any registration statement or other filing made pursuant to any federal or state securities law; and (viii) all non-routine correspondence to and from any state or federal agency with respect to such Employee Program.

(g)(i) Each Employee Program required to be listed on Schedule 3.14 of the Company Disclosure Schedule may be amended, terminated, or otherwise modified by the Company to the greatest extent permitted by applicable law, including the elimination of any and all future benefit accruals under any Employee Program and no employee communications or provision of any Employee Program document has failed to effectively reserve the right of the Company or the ERISA Affiliate to so amend, terminate or otherwise modify such Employee Program. (ii) Neither the Company nor any of its ERISA Affiliates has announced its intention to modify or terminate any Employee Program or adopt any arrangement or program which, once established, would come within the definition of a Employee Program.

(h)(i) The per share exercise price of each Option is no less than the fair market value of a share of Company Common Stock on the date of grant of such Option (and as of each later modification thereof within the meaning of Section 409A of the Code) determined in a manner consistent with Section 409A of the Code. (ii) Since December 31, 2004 and through December 31, 2008, each Employee Program that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code (each, a “NQDC Plan”) has been operated and maintained in accordance with a good faith, reasonable interpretation of Section 409A of the Code with respect to amounts deferred (within the meaning of Section 409A of the Code) after December 31, 2004. From and after January 1, 2009, each NQDC Plan has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Employee Program is, or to the knowledge of the Company, will be, subject to the penalties of Section 409A(a)(1) of the Code.

(i) No Employee Program is subject to the laws of any jurisdiction outside the United States.

(j) Neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Company or any of its ERISA Affiliates; (ii) limit the right of the Company or any of its ERISA Affiliates to amend, merge, terminate or receive a reversion of assets from any Employee Program or related trust; (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered); or (iv) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any employee, director or consultant of the Company or an ERISA Affiliate.

(k) No Employee Program, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 162(m) of the Code or any other provision of the Code or any similar foreign law, as a result of the transactions contemplated by this Agreement alone or together with any other event.

(l) For purposes of this section:

(i) “Employee Program” means (A) an employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (B) stock option plans, stock purchase plans, bonus or incentive award plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, executive compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements, not described in (A) above; and (C) plans or arrangements providing compensation to employee and non-employee directors. In the case of a Employee Program funded through a trust described in Section 401(a) of the Code or an organization described in Section 501(c)(9) of the Code, or any other funding vehicle, each reference to such Employee Program shall include a reference to such trust, organization or other vehicle.

(ii) An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation (by agreement or under applicable law) to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers current or former employees, directors, or other service providers of such entity (or any of their spouses, dependents, or beneficiaries).

(iii) An entity is an “ERISA Affiliate” of the Company if it would have ever been considered a single employer with the Company under ERISA Section 4001(b) or part of the same “controlled group” as the Company for purposes of ERISA Section 302(d)(8)(C).

(iv) “Multiemployer Plan” means an employee pension or welfare benefit plan to which more than one unaffiliated employer contributes and which is maintained pursuant to one or more collective bargaining agreements.

3.15 Labor Matters. The Company and its Subsidiaries are in compliance with all federal, state and local laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, and other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages. Neither the Company nor any of its Subsidiaries is a party to, or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is the Company or any of its Subsidiaries the subject of a proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages and conditions of employment. No work stoppage involving the Company or any of its Subsidiaries is pending, or to the knowledge of the Company, threatened. Neither the Company nor any of its Subsidiaries is involved in, or, to the knowledge of the Company, threatened with or affected by, any dispute, arbitration, lawsuit or administrative proceeding relating to labor or employment matters that would reasonably be expected to interfere in any respect with the respective business activities of the Company or any of its Subsidiaries, if any, represented by any labor union, and to the knowledge of the Company, no labor union is attempting to organize employees of the Company or any of its Subsidiaries.

3.16 Insurance. The Company and each of its Subsidiaries is insured, and during each of the past three calendar years has been insured, for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured, and has maintained all insurance required by applicable laws and regulations. Schedule 3.16 of the Company Disclosure Schedule lists all insurance policies maintained by the Company and each of its Subsidiaries as of the date hereof. All of the policies and bonds maintained by the Company or any of its Subsidiaries are in full force and effect and all claims thereunder have been filed in a due and timely manner and, to the knowledge of the Company, no such claim has been denied. Neither the Company nor any of its Subsidiaries is in breach of or default under any insurance policy, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default.

3.17 Environmental Matters.

(a) Except as disclosed on Schedule 3.17 of the Company Disclosure Schedule, each of the Company and its Subsidiaries and each property owned, leased or operated by any of them (the “Company Property”) and, to the knowledge of the Company, the Loan Properties (as defined below), are, and have been, in material compliance with all Environmental Laws (as defined below).

(b) There is no suit, claim, action or proceeding pending or, to the knowledge of the Company, threatened, before any Governmental Authority or other forum in which the Company or any of its Subsidiaries has been or, with respect to threatened proceedings, may be, named as a defendant, responsible party or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release or presence of any Hazardous Material (as defined below) or Oil (as defined below) at, in, to, on, from or affecting a Company Property or any property previously owned, operated or leased by the Company or any of its Subsidiaries.

(c) There is no suit, claim, action or proceeding pending or, to the knowledge of the Company, threatened, before any Governmental Authority or other forum in which the Company or any of its Subsidiaries has been or, with respect to threatened proceedings, may be, named as a defendant, responsible party or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release or presence of any Hazardous Material or Oil at, in, to, on, from or affecting a Loan Property.

(d) Except as set forth on Schedule 3.17 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any Loan Property, has received or been named in any written notice regarding a matter on which a suit, claim, action or proceeding as described in subsection (b) or (c) of this Section 3.17 could reasonably be based. No facts or circumstances have come to the Company’s attention which would reasonably cause it to believe that a suit, claim, action or proceeding as described in subsection (b) or (c) of this Section 3.17 would reasonably be expected to occur.

(e) During the period of (i) the Company’s or any of its Subsidiaries’ ownership, tenancy or operation of any Company Property or (ii) the Company’s or any of its Subsidiaries’ holding of a security interest in any Loan Property, to the knowledge of the Company, there has been no release of Hazardous Material or Oil at, in, to, on, from or affecting such Company Property or Loan Property, and no Hazardous Material or Oil is present at, in, on, or under any such Company Property or Loan Property that would result in any liabilities or obligation pursuant to Environmental Law. To the knowledge of the Company, prior to the period of (A) the Company’s or any of its Subsidiaries’ ownership, tenancy or operation of any Company Property or any property previously owned, operated or leased by the Company or any of its Subsidiaries, or (B) the Company’s or any of its Subsidiaries’ holding of a security interest in a Loan Property, there was no release or presence of Hazardous Material or Oil at, in, to, on, from or affecting any such property that would result in any liabilities or obligation pursuant to Environmental Law.

(f) Neither the Company nor any of its Subsidiaries is an “owner” or “operator” (as such terms are defined under the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, 42 U.S.C. Section 9601 et seq.) of any Loan Property and there are no Participation Facilities (as defined below).

(g) The following definitions apply for purposes of this Agreement: (i) “Loan Property” means any property in which the Company or any of its Subsidiaries holds a security interest, and, where required by the context (as a result of foreclosure), said term includes any property owned or operated by the Company or any of its Subsidiaries; (ii) “Participation Facility” means any facility in which the Company or any of its Subsidiaries participates or has participated in the management of environmental matters; (iii) “Hazardous Material” means any compound, chemical, pollutant, contaminant, toxic substance, hazardous waste, hazardous material, or hazardous substance, as any of the foregoing may be defined, identified or regulated under or pursuant to any Environmental Laws, and including without limitation, asbestos, asbestos-containing materials, polychlorinated biphenyls, toxic mold, or fungi, or any other material that may pose a threat to the Environment or to human health and safety but excludes substances in kind and amounts typically used or stored for cleaning purposes or other routine maintenance or operation of motor vehicles used by tenants (if applicable) or guests and otherwise in compliance with Environmental Laws; (iv) “Oil” means oil or petroleum of any kind or origin or in any form, as defined in or pursuant to the Federal Clean Water Act, 33 U.S.C. Section 1251 et seq., or any other Environmental Law; (v) “Environment” means any air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, sediment, surface or subsurface strata, plant and animal life, and any other environmental medium or natural resource; and (vi) “Environmental Laws” means any applicable federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Authority relating to (A) the protection, preservation or restoration of the Environment, and/or (B) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Material or Oil. The term Environmental Law includes without limitation (a) the Comprehensive Environmental Response, Compensation

and Liability Act, as amended, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901 et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251 et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; and all comparable state and local laws, and (b) any common law (including, without limitation, common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Hazardous Material or Oil as in effect on or prior to the date of this Agreement.

3.18 Intellectual Property. The Company or its Subsidiaries owns or possesses valid and binding licenses and other rights to use all material patents, copyrights, trade secrets, trade names, servicemarks and trademarks used in their businesses (the “Company Intellectual Property”), each without payment, and neither the Company nor any of its Subsidiaries has received any notice of material infringement or material conflict with respect thereto that asserts the rights of others, nor does the Company have knowledge of any such infringement or conflict. The Company and its Subsidiaries have performed all the obligations required to be performed, and are not in default in any material respect, under any contract, agreement, arrangement or commitment relating to the Company Intellectual Property.

3.19 Material Agreements; Defaults.

(a) Except as set forth on Schedule 3.19 of the Company Disclosure Schedule or the index of exhibits in the Company 2008 Form 10-K, and except for this Agreement and the transactions contemplated hereby, neither the Company nor any of its Subsidiaries is a party to or is bound by (i) any agreement, arrangement, or commitment that is material to the financial condition, results of operations or business of the Company; (ii) any written (or oral) agreement, arrangement, or commitment relating to the employment, including, without limitation, engagement as a consultant of any Person, or the election or retention in office or severance of any present or former director or officer of the Company or any of its Subsidiaries; (iii) any contract, agreement, or understanding with any labor union; (iv) any agreement by and among the Company or any of its Subsidiaries, and/or any Affiliate thereof; (v) any contract or agreement or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by the Company as of the date hereof that has not been filed as an exhibit to the Company 2008 Form 10-K; (vi) any agreement, arrangement, or commitment (whether written or oral) which, upon the consummation of the transactions contemplated by this Agreement would result in any payment (whether of severance pay or otherwise) becoming due from the Company or any of its Subsidiaries to any officer or employee thereof; (vii) any agreement, arrangement or commitment (whether written or oral) which is a consulting or other agreement (including agreements entered into in the ordinary course and data processing, software programming and licensing contracts) not terminable on 60 days or less notice involving the payment of in excess of $25,000 per annum individually or $100,000 in the aggregate; (viii) any agreement, arrangement or commitment (whether written or oral) which restricts the conduct of any line of business by the Company or any of its Subsidiaries; or (ix) any agreement, arrangement or commitment (whether written or oral) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this

Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 3.19(a), whether or not set forth on Schedule 3.19 of the Company Disclosure Schedule, is referred to herein as a “Company Material Contract.” The Company has previously made available to Investor complete and correct copies of all of the Company Material Contracts, including any and all amendments and modifications thereto.

(b) Each Company Material Contract is legal, valid and binding upon the Company or its Subsidiaries, as the case may be, and to the knowledge of the Company, all other parties thereto, and is in full force and effect. Neither the Company nor any of its Subsidiaries is in material breach of or default under any Company Material Contract, or any other agreement or instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under such Company Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default.

3.20 Property and Leases.

(a) Each of the Company and its Subsidiaries has good and marketable title to all the real property and all other property owned by it and included in the most recent balance sheet in the Company SEC Documents, free and clear of all Liens, other than (i) Liens that secure liabilities that are reflected in the Company Balance Sheet or incurred in the ordinary course of business after the date of the Company Balance Sheet, (ii) Liens for current taxes and assessments not yet past due or which are being contested in good faith, (iii) inchoate mechanics’ and materialmen’s Liens for construction in progress, (iv) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or any of its Subsidiaries consistent with past practice, and (v) those items that secure public or statutory obligations or any discount with, borrowing from, or obligations to any FRB or Federal Home Loan Bank, interbank credit facilities, or any transaction by the Company’s Subsidiaries acting in a fiduciary capacity.

(b) Each lease of real property to which the Company or any of its Subsidiaries is a party, and all amendments and modifications thereto, is in full force and effect, and there exists no default under any such lease by the Company or any of its Subsidiaries, nor any event which with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any of its Subsidiaries, except for such breaches and defaults which, individually or in the aggregate, would not result in the forfeiture of the use or occupancy of the property covered by such lease.

3.21 Inapplicability of Takeover Laws. The Company has taken all action required to be taken by it in order to exempt this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby from, and this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby are exempt from, the requirements of any “moratorium,” “business combination,” “control share,” “fair price” or other takeover defense laws and regulations (collectively, “Takeover Laws”), if any, of the State of Maine.

3.22 Regulatory Capitalization. The Company Bank is, and immediately after the Effective Time will be, “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. The Company is, and immediately prior to the Effective Time will be, “well capitalized” as such term is defined in the rules and regulations promulgated by the FRB.

3.23 Loans; Nonperforming and Classified Assets.

(a) Each loan agreement, note or borrowing arrangement, including, without limitation, portions of outstanding lines of credit and loan commitments (collectively, “Loans”), on the Company’s or any of its Subsidiaries’ books and records, was made and has been serviced in accordance with the Company’s lending standards in the ordinary course of business; is evidenced by appropriate and sufficient documentation; to the extent secured, has been secured by valid liens and security interests which have been perfected; and constitutes, to the Company’s knowledge, the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms in all material respects, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditor’s rights and to general equity principles. The Company has previously made available to Investor complete and correct copies of its lending policies. The deposit and loan agreements of the Company and its Subsidiaries are in substantial compliance with all applicable laws, rules and regulations. The allowance for loan losses reflected in the Company SEC Documents and financial statements filed therewith, as of their respective dates, is adequate under GAAP and all regulatory requirements applicable to financial institutions.

(b) Schedule 3.23 of the Company Disclosure Schedule discloses as of December 31, 2009: (A) any Loan under the terms of which the obligor is 60 or more days delinquent in payment of principal or interest, or to the knowledge of the Company, in default of any other provision thereof; (B) each Loan which has been classified as “other loans specially maintained,” “classified,” “criticized,” “substandard,” “doubtful,” “credit risk assets,” “watch list assets,” “loss” or “special mention” (or words of similar import) by the Company, its Subsidiaries or a Governmental Authority (the “Classified Loans”); (C) a listing of the real estate owned, acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof; (D) each Loan with any director, executive officer or five percent (5%) or greater shareholder of the Company, or to the knowledge of the Company, any Person controlling, controlled by or under common control with any of the foregoing; and (E) a listing of each residential mortgage Loan and the lien position with respect to the property securing the Loan. All Loans which are classified as “Insider Transactions” by Regulation O of the FRB have been made by the Company or any of its Subsidiaries in an arms-length manner made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons and do not involve more than normal risk of collectibility or present other unfavorable features.

(c) The Company shall promptly after the end of each quarter after the date hereof and upon Closing inform Investor of the amount of Loans subject to each type of classification of the Classified Loans.

3.24 Trust Business; Administration of Fiduciary Accounts. The Company Bank (i) has been duly appointed to all fiduciary or representative capacities it holds with respect to the Trust Business (as defined below) and all such appointments are currently in effect, and (ii) has all authorizations, approvals, licenses and permits necessary for the conduct of its Trust Business. The Company Bank has properly administered, in all material respects, the accounts for which it acts as a fiduciary, including, without limitation, to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. To the knowledge of the Company, neither the Company nor any of its Subsidiaries and none of their respective directors, officers or employees has committed any breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account. For purposes of this Section 3.24, “Trust Business” shall mean the trusts, executorships, administrations, guardianships, conservatorships, and other representative capacities at the Company Bank’s banking and trust offices.

3.25 Investment Management and Related Activities. Except as set forth on Schedule 3.25 of the Company Disclosure Schedule, none of the Company, any of its Subsidiaries or the Company’s or its Subsidiaries’ directors, officers or employees is required to be registered, licensed or authorized under the laws or regulations issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

3.26 Derivative Transactions. All Derivative Transactions (as defined below) entered into by the Company or any of its Subsidiaries were entered into in accordance, in all material respects, with applicable rules, regulations and policies of any Governmental Authority, and in accordance, in all material respects, with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. The Company and its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder. The Company and its Subsidiaries have adopted policies and procedures consistent with the publications of Governmental Authorities with respect to their derivatives program. For purposes of this Agreement, “Derivative Transactions” shall mean any swap transaction, option, warrant, forward purchase or forward sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

3.27 Repurchase Agreements. With respect to all agreements pursuant to which the Company or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, the Company or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and, as of the date hereof, the value of such collateral equals or exceeds the amount of the debt secured thereby.

3.28 Deposit Insurance. The deposits of the Company Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the fullest extent permitted by law, and each Subsidiary has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to the knowledge of the Company, threatened.

3.29 CRA, Anti-money Laundering and Customer Information Security. Neither the Company nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and the Company is not aware of, and none of the Company and its Subsidiaries has been advised of, or has any reason to believe (based on the Company Bank’s Home Mortgage Disclosure Act data for the year ended December 31, 2008, filed with the FDIC, or otherwise) that any facts or circumstances exist, which would cause the Company Bank: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Part 103), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, and the regulations promulgated thereunder (the “USA Patriot Act”), any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by the Company Bank pursuant to 12 C.F.R. Part 364. Furthermore, the Board of Directors of the Company Bank has adopted and the Company Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA Patriot Act.

3.30 Transactions with Affiliates. Except as set forth in Schedule 3.30 of the Company Disclosure Schedule, there are no outstanding amounts payable to or receivable from, or advances by the Company or any of its Subsidiaries to, and neither the Company nor any of its Subsidiaries is otherwise a creditor or debtor to, any shareholder, director, employee or Affiliate (as defined in Section 9.2(a)) of the Company or any of its Subsidiaries, other than as part of the normal and customary terms of such persons’ employment or service as a director with the Company or any of its Subsidiaries. Except as set forth in Schedule 3.30 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective Affiliates, shareholders, directors or executive officers or any material transaction or agreement with any employee other than executive officers. All agreements between the Company and any of its Affiliates comply, to the extent applicable, with Regulation W of the FRB.

3.31 Brokers; Fairness Opinion. No action has been taken by the Company or any of its Subsidiaries that would give rise to any valid claim against the Company for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, except in connection with the engagement of Keefe, Bruyette & Woods, Inc. (the “Financial Advisor”) by the Company. The fee payable to the Financial Advisor in connection with the transactions contemplated by this Agreement is described in an engagement letter between the Company and the Financial Advisor, a complete and correct copy of which has been previously provided to Investor. The Company has received the opinion of the Financial Advisor, to the effect that, as of the date hereof, the Merger Consideration to be received by the shareholders of the Company pursuant to the Merger is fair from a financial point of view to such shareholders, and such opinion has not been amended or rescinded, and remains in full force and effect. The Company has been authorized by the Financial Advisor to permit the inclusion of such opinion in its entirety in the Proxy Statement/Prospectus (as defined in Section 6.3(a)).

3.32 Company Expenses. As of the date of this Agreement, the Company’s estimated expenses incurred and to be incurred in connection with the Merger, this Agreement and the transactions contemplated thereby are set forth on Schedule 3.32 of the Company Disclosure Schedule.

ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF INVESTOR

4.1 Making of Representations and Warranties.

Except as set forth in the disclosure schedule delivered by Investor to the Company on the date of this Agreement (the “Investor Disclosure Schedule”) (the disclosures in which Investor Disclosure Schedule shall qualify only (i) the representations and warranties of Investor set forth in the corresponding Section of this Agreement, and (ii) the representations and warranties set forth in any other Section of this Agreement, but in the case of this clause (ii) if and to the extent that it is reasonably apparent from the text of such disclosure that it is applicable to the representations and warranties set forth in such other Sections of this Agreement), Investor hereby makes to the Company the representations and warranties contained in this Article IV.

4.2 Organization, Standing and Authority. Investor is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.

Investor is duly qualified to do business and is in good standing in the jurisdictions where its ownership of leasing of property or the conduct of its business requires it to be so qualified, except for such failures to be so qualified or licensed and in good standing that would not have, individually or in the aggregate, an Investor Material Adverse Effect.

4.3 Corporate Power. Investor has the corporate power and authority to carry on its business as it is now being conducted and to own all of its properties and assets, and Investor has the corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions hereby.

4.4 Corporate Authority. This Agreement and the transactions contemplated hereby, subject to approval by the holders of a majority of the shares of Company Common Stock outstanding and entitled to vote thereon, have been authorized by all necessary corporate action of Investor. Investor has duly executed and delivered this Agreement and, assuming the due authorization, execution by the Company, this Agreement is a legal, valid and binding agreement of Investor, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity).

4.5 Non-Contravention.

(a) Subject to the receipt of the Regulatory Approvals, and the required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger) by Investor do not and will not (i) constitute a breach or violation of, or a default under, result in a right of termination, or the acceleration of any right or obligation under, any law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement of Investor or to which Investor or any property or asset of Investor is subject or bound, (ii) constitute a breach or violation of, or a default under, the certificate of formation or limited liability company agreements of Investor, or (iii) require the consent or approval of any third party or Governmental Authority under any such law, rule, regulation, judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement.

(b) As of the date hereof, Investor is not aware of any reasons relating to Investor (i) why all of the Regulatory Approvals shall not be procured from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) why any Burdensome Condition(s) would be imposed. Investor does not know of any regulatory approvals, other than the Regulatory Approvals, which Investor or the FHB Investors may be required to obtain in order to consummate the transactions contemplated hereby.

4.6 Compliance with Laws. The Investor:

(a) is in substantial compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto;

(b) has conducted any capital raising activities (including, without limitation, raising capital from the FHB Investors) in material compliance with all applicable statutes and regulations including, without limitation, the Securities Act of 1933, as amended, and state “blue sky” laws.

4.7 Investor Organizational Documents. Investor has made available to the Company a complete and correct copy of the Certificate of Formation and Operating Agreement, and other operational documents, agreements or arrangements, each as amended to date, of Investor (collectively, the “Investor Organizational Documents”). Investor is not in violation of any of the terms of the Investor Organizational Documents, as applicable. Investor is not a party to any material agreements other than (a) as set forth on Schedule 4.7 of the Investor Disclosure Schedule and (b) any agreements to be entered into with future employees, consistent with the Business Plan.

4.8 Litigation.

(a) No litigation, claim, suit, investigation or other proceeding before any court, governmental agency or arbitrator is pending against Investor, and, to the knowledge of Investor, no litigation, claim, suit, investigation or other proceeding has been threatened and there are no facts which could reasonably give rise to such litigation, claim, suit, investigation or other proceeding.

(b) Neither Investor nor any of its respective properties is a party to or is subject to any assistance agreement, board resolution, order, decree, supervisory agreement, memorandum of understanding, condition or similar arrangement with, or a commitment letter or similar submission to, any Governmental Authority that, in each case, would have an Investor Material Adverse Effect.

(c) Neither Parent nor Investor has been advised by a Governmental Authority that it will issue, or is aware of any facts which could give rise to the issuance by any Governmental Authority or is aware that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, board resolution, memorandum of understanding, supervisory letter, commitment letter, condition or similar submission.

4.9 Available Funds.

(a) Investor has made available to the Company on or prior to the date hereof a true, accurate and complete copy of executed commitment letters (the “Equity Commitment Letters”), pursuant to which certain parties (each, an “FHB Investor” and together, the “FHB Investors”) have committed to invest the cash amount set forth therein subject to the terms therein (the “Financing”).

(b) As of the date hereof, each Equity Commitment Letter is in full force and effect and is a legal, valid and binding obligation of such FHB Investor. Except as set forth in the Equity Commitment Letter, there are no (i) conditions precedent to the obligation of the Investors to fund the full amount of the Financing; or (ii) contractual contingencies under any agreements, side letters or arrangements relating to the Financing to which the FHB Investors are a party that would materially affect the availability of the Financing. As of the date hereof, (A) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Investor or, to its knowledge, any FHB Investor under any term or condition of the Equity Commitment Letter, and (B) subject to the accuracy of the representations and warranties of the Company set forth in Article III hereof, and the satisfaction of the conditions set forth in Section 7.1 and Section 7.2 hereof, Investor has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Equity Commitment Letters. Subject to the terms and conditions of this Agreement and as of the date hereof, assuming the funding of the Financing in accordance with the terms and conditions of the Equity Commitment Letters, the aggregate proceeds from the Financing constitute all of the financing required to be provided by Investor for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of all of Investor’s obligations under this Agreement, including the payment of the Merger Consideration and the payment of all associated costs and expenses for which Investor is responsible under this Agreement, and the Capital Contribution.

4.10 Capitalization of Investor. As of the date of this Agreement, the outstanding limited liability company interests of Investor (the “Investor LLC Interests”) are set forth on Schedule 4.10 of the Investor Disclosure Schedule. Except as provided in the Equity Commitment Letters or as set forth in Schedule 4.10 of the Investor Disclosure Schedule, there are no outstanding options, warrants, rights, calls, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to the Investor LLC Interests or any equity interests equivalent or other nominal interest in Investor (the “Investor Equity Interests”), pursuant to which Investor is or may become obligated to issue limited liability company interests or other equity interests or any securities convertible into or exchangeable for, or evidencing the right to subscribe for any Investor Equity Interests. Except as provided in the Equity Commitment Letters or as set forth on Schedule 4.10 of the Investor Disclosure Schedule, there are no contracts or commitments to which Investor is a party relating to the issuance, sale or transfer of any Investor Equity Interests. Investor was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

4.11 Business Plan. Investor has made available to the Company on or prior to the date hereof a true, accurate and complete copy of a description, in all material respects, of the proposed principal operating activities of the Surviving Company after the Effective Time (the “Business Plan”).

4.12 No Negotiations. As of the date of this Agreement, Investor is not evaluating or negotiating the acquisition or merger of any other Person other than the Company.

4.13 Brokers. No action has been taken by Investor that would give rise to any valid claim against Investor for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement.

4.14 Investor Expenses. As of the date of this Agreement, Investor’s estimated expenses incurred and to be incurred in connection with the Merger, this Agreement and the transactions contemplated thereby are set forth on Schedule 4.14 of the Investor Disclosure Schedule.

ARTICLE V - COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Company Forbearances. From the date hereof until the Effective Time, except as set forth in the Company Disclosure Schedule or as expressly contemplated by this Agreement, without the prior written consent of Investor, the Company will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course. Conduct its business other than in the ordinary and usual course consistent with past practice or, fail to use reasonable best efforts to preserve intact its business organizations and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action that would (i) adversely affect the ability of any party to obtain any necessary approval of any Governmental Authority required for the transactions contemplated hereby or (ii) adversely affect its ability to perform any of its material obligations under this Agreement.

(b) Stock. (i) Other than pursuant to and in accordance with the terms of the award agreements relating to stock options or stock-based awards outstanding as of the date hereof and listed on the Company Disclosure Schedule, or pursuant to the Company’s Dividend Reinvestment and Stock Purchase Plan or Employee Stock Purchase Plan, issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of stock, any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock appreciation rights, or any other rights to subscribe for or acquire shares of stock, or take any action related to such issuance or sale, (ii) enter into any agreement with respect to the foregoing, (iii) accelerate the vesting of any existing stock options, stock appreciation rights or other rights to subscribe for or acquire shares of stock, or (iv) change (or establish a record date for changing) the number of, or provide for the exchange of, shares of its stock, any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock appreciation rights, or any other rights to subscribe for or acquire shares of stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to its outstanding stock or any other such securities.

(c) Dividends, Etc. (i) Make, declare or pay any dividend on or in respect of, or declare or make any distribution on, any shares of Company Common Stock other than (A) regular quarterly cash dividends on Company Common Stock of no more than $0.09 per share consistent with past practice, and (B) dividends from wholly-owned Subsidiaries to the Company or any wholly-owned Subsidiary of the Company, as applicable, and (C) a pro-rata portion of the Company’s regular quarterly cash dividend for any period between the date of the last dividend paid by the Company and the Closing Date or (ii) directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire any shares of its stock, other than in connection with repurchases of shares of its stock for issuance under the Company’s dividend reinvestment plan and the Company’s Option Plans, in the ordinary course of business consistent with past practice. After the date hereof, the Company shall coordinate with Investor regarding the declaration of any dividends in respect of the Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of the Company Common Stock shall not receive two dividends for any single calendar quarter with respect to their shares of Company Common Stock and any shares of Surviving Company Common Stock that such holders receive in exchange therefor in the Merger.

(d) Compensation; Employment Agreements; Etc. Enter into or amend any employment, severance or similar agreements or arrangements with any of its directors, officers, employees or consultants, or grant any salary or wage increase, or increase any employee benefit (including incentive or bonus payments), except for (i) normal increases in compensation to employees in the ordinary course of business consistent with past practice; provided, however, that no such increase shall exceed five percent (5%) of an individual’s current annual compensation; provided, further, that no increases shall be permitted for James D. Delamater, Robert S. Johnson, Marcel C. Blais or Pender J. Lazenby, (ii) as may be required by law, (iii) to satisfy contractual obligations existing as of the date hereof and disclosed on Schedule 3.19 of the Company Disclosure Schedule, or (iv) the hiring of at-will employees at an annual rate of salary not to exceed $50,000 to fill vacancies that may arise from time to time in the ordinary course of business.

(e) Benefit Plans. Except as may be required by (i) applicable law or (ii) to satisfy contractual obligations existing as of the date hereof and disclosed on Schedule 3.14 of the Company Disclosure Schedule, enter into, establish, adopt or amend any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any director, officer or other employee of the Company or any of its Subsidiaries, including, without limitation, taking any action that accelerates the vesting or exercise of any benefits payable thereunder.

(f) Dispositions. (i) Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any assets relating to the insurance agency business, or (ii) sell, transfer, mortgage, encumber or otherwise dispose of or discontinue more than $50,000, in the aggregate, of any other assets, deposits, business or properties, except with respect to clause (ii) in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to the Company and its Subsidiaries taken as a whole.

(g) Governing Documents. Amend its Articles of Incorporation or Bylaws (or equivalent documents).

(h) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity.

(i) Capital Expenditures. Except as set forth on Schedule 5.1(i) of the Company Disclosure Schedule, make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $25,000 individually or $100,000 in the aggregate.

(j) Contracts. Enter into or terminate any Company Material Contract or amend or modify in any material respect any of its existing Company Material Contracts.

(k) Claims. Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which the Company or any of its Subsidiaries is a party as of the date hereof or becomes a party after the date of this Agreement.

(l) Banking Operations. Enter into any new material line of business; change its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority; or file any application or make any contract with respect to branching or site location or branching or site relocation.

(m) Derivative Transactions. Enter into any Derivative Transactions.

(n) Indebtedness. Incur any indebtedness for borrowed money (other than deposits, federal funds purchased, Federal Home Loan Bank advances, and securities sold under agreements to repurchase, in each case in the ordinary course of business consistent with past practice) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than in the ordinary course of business consistent with past practice and with a term of less than one year.

(o) Investment Securities. Acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any debt security or equity investment other than U.S. government sponsored enterprise bonds with a term no greater than two years.

(p) Loans. Make any loan, loan commitment, letter of credit or other extension of credit other than in the ordinary course of business consistent with past practice and in an amount of less than $1,000,000.

(q) Investments in Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice).

(r) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by changes in laws or regulations or by GAAP.

(s) Tax Matters. Make or change any Tax election, file any amended Tax Return, fail to timely file any Tax Return, enter into any closing agreement, settle or compromise any liability with respect to Taxes, agree to any adjustment of any Tax attribute, file any claim for a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment.

(t) Loan Policies. Change its loan policies or procedures in effect as of the date hereof, except as required by any Governmental Authority.

(u) Adverse Actions. Knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied, or (iii) a material violation of any provision of this Agreement, except, in each case, as may be required by applicable law.

(v) Agreements. Agree or commit to do anything prohibited by this Section 5.1.

5.2 Investor Forbearances. From the date hereof until the Effective Time, except as set forth in the Investor Disclosure Schedule or as expressly contemplated by this Agreement, without the prior written consent of the Company, Investor will not, and will cause each of its Subsidiaries not to knowingly take any action that would, or would be reasonably likely to, result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (ii) an acquisition or merger involving the Investor and a party other than the Company, (iii) any of the conditions to the Merger set forth in Article VII not being satisfied, or (iv) a material violation of any provision of this Agreement, except, in each case, as may be required by applicable law.

ARTICLE VI - ADDITIONAL AGREEMENTS

6.1 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the Company and Investor agree to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, including, without limitation, effecting all filings and obtaining (and cooperating with the other party hereto to obtain) any permit, consent, authorization, order or approval of, or any exemption by, any Governmental Authority (including, but not limited to, the Regulatory Approvals) and any other third party that is required to be obtained by the Company or Investor or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement, and using reasonable best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Merger and the transactions contemplated hereby, and using reasonable best efforts to defend any litigation seeking to enjoin, prevent or delay the consummation of the Merger and the transactions contemplated hereby or seeking material damages, and each shall cooperate fully with the other party hereto to that end.

6.2 Shareholder Approval.

(a) Following the execution of this Agreement, the Company shall take, in accordance with applicable law, applicable rules of NASDAQ and its Articles of Incorporation and Bylaws, all action necessary to establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable (and in any event within 45 days following the time when the Registration Statement is declared effective, subject to extension with the consent of Investor) to consider and vote upon the approval of this Agreement and the Merger, the 2010 Equity Plan, and any other matter required to be approved by the shareholders of the Company in order to consummate the transactions contemplated hereby (including any adjournment or postponement thereof, the “Company Meeting”). Subject to Section 6.6 hereof, the Company shall use its reasonable best efforts to solicit from its shareholder proxies in favor of the approval of this Agreement and the Merger, the 2010 Equity Plan, and any other matter required to be approved by the shareholders of the Company in order to consummate the transactions contemplated hereby (including any adjournments or postponements thereof). The Company shall keep Investor updated with respect to proxy solicitation results as reasonably requested by Investor.

(b) Subject to Section 6.6 hereof, the Company shall ensure that the Company Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by the Company in connection with the Company Meeting are solicited in compliance with the MBCA, the Articles of Incorporation and Bylaws of the Company, and all other applicable legal requirements.

(c) Subject to Section 6.6 hereof, (i) the Company Board shall recommend that the Company’s shareholders vote to approve this Agreement and the Merger, the 2010 Equity Plan, and any other matters required to be approved by the Company’s shareholders for consummation of the transactions contemplated hereby (the “Company Recommendation”), and (ii) the Proxy Statement/Prospectus shall include the Company Recommendation.

6.3 Registration Statement.

(a) Investor and the Company agree to cooperate in the preparation of a registration statement on Form S-4 (the “Registration Statement”) to be filed by the Company with the SEC in connection with the issuance of the Surviving Company Common Stock to Company shareholders in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of the Company constituting a part thereof (the “Proxy Statement/Prospectus”) and all related documents). Each of Investor and the Company agree to use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof. The Company also agrees to use reasonable best efforts to obtain any necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Investor agrees to cooperate with the Company and the Company’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from the Financial Advisor and the

Company’s independent auditors in connection with the Registration Statement and the Proxy Statement/Prospectus. After the Registration Statement is declared effective under the Securities Act, the Company, at its expense, shall promptly mail the Proxy Statement/Prospectus to its shareholders.

(b) Each of Investor and the Company agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement, the Proxy Statement/Prospectus or any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any Governmental Authority in connection with the transactions contemplated hereby. Each of Investor and the Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto, at the date of mailing to shareholders and at the time of the Company Meeting, will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Each of Investor and the Company further agrees that if it shall become aware prior to the Effective Time of any information that would cause any of the statements in the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, it shall promptly inform the other party thereof and shall take the necessary steps to correct the Proxy Statement/Prospectus.

(c) The Company will advise Investor, promptly after the Company receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Surviving Company Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

6.4 Press Releases. Investor and the Company will consult with each other before issuing any press release with respect to this Agreement and the transactions contemplated hereby and will not issue any press release or written statement for general circulation relating to the transactions contemplated hereby or make any such public statements without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after consultation with the other party, to the extent practicable), issue such press release or public statements as may be required by applicable law or the rules and regulations of any stock exchange.

6.5 Access; Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each party shall, and shall cause its Subsidiaries, if any, to, afford the other party and its officers, employees, counsel, accountants, advisors and other authorized representatives (collectively, “Representatives”), access, during normal business hours throughout the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records (including, without limitation, work papers of independent auditors), and to its officers, employees, accountants, counsel or other representatives, and, during such period, it shall, and shall cause its Subsidiaries, if any, to, furnish promptly to the other party and its Representatives (i) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities laws (other than reports or documents that such party, or its Subsidiaries, as the case may be, are not permitted to disclose under applicable law), and (ii) all other information concerning the business, properties and personnel of such party and its Subsidiaries as the other party or its Representatives may reasonably request. Neither party nor any party’s Subsidiaries shall be required to provide access to or to disclose information where such access jeopardizes the attorney-client privilege of the party in possession or control of such information or contravenes any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

(b) Each party agrees to hold all information and documents obtained pursuant to this Section 6.5 in confidence (as provided in, and subject to the provisions of, the Company Confidentiality Agreement and the Investor Confidentiality Agreement, as the case may be), as if it were the party receiving the confidential information as described therein). No investigation by one party of the business and affairs of the other party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to such party’s obligation to consummate the transactions contemplated by this Agreement.

(c) Prior to the Effective Time, Investor will provide the Company with prompt notice of any proposed material change to the Business Plan and, prior to the Effective Time, Investor shall not effect any such proposed material change to the Business Plan without the Company’s prior written consent, such written consent not to be unreasonably withheld, delayed or conditioned.

6.6 No Solicitation.

(a) The Company shall not and shall cause its Subsidiaries and the respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents of the Company and its Subsidiaries (collectively, the “Company Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) except as permitted by Section 6.6(e), participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Investor) any information or data with respect to the Company or any of its Subsidiaries or otherwise relating to an Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which the Company is a party relating to an Acquisition Proposal; or (iv) except as permitted by Section 6.6(e), enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by any of the Company Representatives, whether or not such Company Representative is so authorized and whether or not such Company Representative is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this Agreement by the Company. The Company and its Subsidiaries shall, and shall cause each of the Company Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.

For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from Investor), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of the Company or any of its Subsidiaries representing, in the aggregate, fifteen percent (15%) or more of the assets of the Company and its Subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition to any Person of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing fifteen percent (15%) or more of the votes attached to the outstanding securities of the Company or any of its Subsidiaries; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning fifteen percent (15%) or more of any class of equity securities of the Company or any of its Subsidiaries; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(b) Notwithstanding Section 6.6(a), the Company may take any of the actions described in clause (ii) of Section 6.6(a) if, but only if, (i) the Company has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 6.6; (ii) the Company Board determines in good faith, after consultation with and having considered the advice of its outside legal counsel and a nationally recognized, independent financial advisor, that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) it is required to take such actions to comply with its fiduciary duties to the Company’s shareholders under applicable law; and (iii) prior to furnishing or affording access to any information or data with respect to the Company or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, the Company receives from such Person a confidentiality agreement with terms not materially less favorable to the Company than those contained in the Company Confidentiality Agreement. The Company shall promptly provide to Investor any non-public information regarding the Company or its Subsidiaries provided to any other Person which was not previously provided to Investor, such additional information to be provided no later than the date of provision of such information to such other party.

For purposes of this Agreement, “Superior Proposal” shall mean any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an Acquisition Transaction on terms that the Company Board determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and a financial advisor of nationally recognized reputation (i) would, if consummated, result in the acquisition of more than fifty percent (50%) of the issued and outstanding shares of Company Common Stock or all, or substantially all, of the assets of the Company and its Subsidiaries on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of the shares of Company Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to the Company’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and which proposal is not conditioned upon obtaining additional financing, and (B) is, in light of the other terms of such proposal, more favorable to the Company’s shareholders than the Merger and the transactions contemplated by this Agreement; and (iii) is reasonably capable of being consummated on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

(c) The Company shall promptly (and in any event within 48 hours) notify Investor in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, the Company or the Company Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications)). The Company agrees that it shall keep Investor informed, on a reasonably current basis, of the status and material terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d) Neither the Company Board nor any committee thereof shall (i) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Investor in connection with the transactions contemplated by this Agreement (including the Merger), the Company Recommendation, or make any statement, filing or release, in connection with the Company Meeting or otherwise, inconsistent with the Company Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Company Recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause the Company or any of its Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.6(b)) or (B) requiring the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement (any such action described in this Section 6.6(d), an “Adverse Recommendation Change”).

(e) Notwithstanding Section 6.6(d), prior to the date of the Company Meeting, the Company Board may approve or recommend to the shareholders of the Company a Superior Proposal and effect an Adverse Recommendation Change in connection therewith and terminate this Agreement in accordance with Section 8.1(g) (a “Company Subsequent Determination”) after the fifth Business Day following Investor’s receipt of a notice (the “Notice of Superior Proposal”) from the Company advising Investor that the Company Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 6.6) constitutes a Superior Proposal (it being understood that the Company shall be required to deliver a new Notice of Superior Proposal if the Acquisition Proposal that the Company Board has determined to be a Superior Proposal is revised in any material respect) if, (i) the Company Board has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and a financial advisor of nationally recognized reputation, that it is required to take such actions to comply with its fiduciary duties to the Company’s shareholders under applicable law, (ii) during the five Business Day Period after receipt of the Notice of Superior Proposal by Investor, the Company and the Company Board shall have cooperated and negotiated in good faith with Investor to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable the Company to proceed with the Company Recommendation without a Company Subsequent Determination; provided, however, that Investor shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement and (iii) at the end of such five Business Day period, after taking into account any such adjusted, modified or amended terms as may have been proposed by Investor since its receipt of such Notice of Superior Proposal, the Company Board has again in good faith made the determination (A) in clause (i) of this Section 6.6(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal. Notwithstanding the foregoing, the effecting of an Adverse Recommendation Change in connection with the making of a Company Subsequent Determination by the Company Board shall not change the approval of the Company Board for purposes of causing any Takeover Laws to be inapplicable to this Agreement and the Voting Agreements and the transactions contemplated hereby and thereby, including the Merger.

(f) Nothing contained in this Section 6.6 shall prohibit the Company or the Company Board from complying with the Company’s obligations required under Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any such disclosure relating to an Acquisition Proposal shall be deemed an Adverse Recommendation Change unless the Company Board reaffirms the Company Recommendation in such disclosure.

6.7 Takeover Laws. No party shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, as applicable, and each party shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Laws, as now or hereafter in effect, that purports to apply to this Agreement or the transactions contemplated hereby.

6.8 Shares Listed. Prior to the Effective Time, Investor shall use its reasonable best efforts to obtain approval for listing on NASDAQ the shares of Surviving Company Common Stock to be issued to the holders of the Company Common Stock in the Merger.

6.9 Regulatory Applications; Filings; Consents. Investor and the Company and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts (a) to prepare all documentation, to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, including, without limitation, the Regulatory Approvals, (b) to comply with the terms and conditions of such permits, consents, approvals and authorizations and (c) to cause the Merger to be consummated as expeditiously as practicable (including by avoiding or setting aside any preliminary or permanent injunction or other order of any United States federal or state court of competent jurisdiction or any other Governmental Authority); provided, however, that in no event shall any FHB Investor, Investor or the Company be required to agree to, or otherwise become subject to, any prohibition, limitation, or other requirement which would (i) impose any term, condition or restriction upon any FHB Investor, Investor, the Company or any of its Subsidiaries, or the Surviving Company or any of its Subsidiaries that would reasonably be expected to materially adversely affect (A) the ability of the Surviving Company or any of its Subsidiaries to operate any material portion of its business or assets in a manner other than as set forth in any submissions to the FRB or (B) any FHB Investor, in each case so as to render inadvisable the consummation of the transactions contemplated in this Agreement, (ii) prohibit or materially limit the ownership or operation by the Company or any of its Subsidiaries, or the Surviving Company or any of its Subsidiaries, of all or any material portion of its business or assets, or (iii) compel the Company or any of its Subsidiaries, or the Surviving Company or any of its Subsidiaries, to dispose of or hold separate all or any material portion of the business or assets (any of the foregoing, a “Burdensome Condition”). Provided the Company has cooperated as required above, Investor agrees to file the requisite applications to be filed by it with the FRB, FDIC, the Maine Superintendent of Banks and the Governmental Authorities of the states in which Investor, the Company and their respective Subsidiaries operate. Each of Investor and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other parties hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other parties apprised of the status of material matters relating to completion of the transactions contemplated hereby.

6.10 Indemnification; Directors’ and Officers’ Insurance.

(a) Each of Investor and the Company agrees that all rights to indemnification and all limitations of liability existing in favor of any director or officer of the Company or its Subsidiaries (the “Indemnified Parties”) as provided in the Company’s Articles of Incorporation or Bylaws or in the similar governing documents of the Company’s Subsidiaries as in effect as of the date hereof with respect to matters occurring on or prior to the Effective Time shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim.

(b) Prior to the Effective Time, the Company shall purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s directors and officers in a form acceptable to the Company which shall provide such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company, so long as the aggregate cost is less than or equal to $150,000 (the “Premium Limit”). In the event that the Premium Limit is insufficient for such coverage, the Company may enter into an agreement to spend up to that amount to purchase such lesser coverage as may be obtained with such amount.

(c) In the event the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of event the Surviving Company shall assume the obligations set forth in this Section 6.10.

(d) Investor and the Company agree that at the Effective Time, the Surviving Company shall enter into separate indemnification agreements in the form attached hereto as Exhibit E with each of the Investor Designees and the Company Designees, which indemnification agreements shall provide such Investor Designees and Company Designees with rights to customary indemnification and advancement of expenses.

(e) The provisions of this Section 6.10 are intended to be for the benefit of, and to grant third party rights to, and shall be enforceable by, each Indemnified Party, Investor Designee and Company Designee, as applicable, and his or her heirs and representatives.

6.11 Employees and Benefit Plans.

(a) For a period of 12 months after the Effective Time, the Surviving Company or its successor shall: (a) use its reasonable best efforts to retain each present full-time employee of the Surviving Company at such employee’s current position (or, if offered to, and accepted by, an employee, a position for which the employee is qualified at a salary commensurate with the position), unless the Board of Directors of the Surviving Company determines that compliance with the terms of this clause (a) would be inconsistent with the Board’s fiduciary duties under applicable law; and (b) pay compensation to each person who was employed as of the Effective Time and who continues to be employed by the Surviving Company on or after the Effective Time, that is at least equal to the aggregate compensation that such person was receiving from the Company prior to the Effective Time. In the event the Surviving Company or its successor does not employ or terminates the employment (other than (i) termination by the employee, (ii) termination of the employee by the Surviving Company as a result of unsatisfactory performance of his or her duties or for cause, or (iii) as a result of the death or disability of the employee) of employees of the Company as of the Effective Time who are not subject to employment agreements, the Surviving Company or its successor shall pay severance benefits to such employee as follows: (y) in the event employment is terminated on or prior to the date which is one year after the Effective Time, in accordance with the severance plan attached hereto as Schedule 6.11(a); or (z) in the event employment is terminated thereafter, in accordance with the then existing severance policy of the Surviving Company. The provisions of this Section 6.11(a) shall not apply with respect to any sale of any unit, division or assets by the Surviving Company after the Effective Time.

(b) Subject to Section 2.7, at the Effective Time, all Employee Programs shall remain in effect to the same extent that such Employee Programs were in effect immediately prior to the Effective Time; provided, however, that (i) for a period of at least 12 months following the Effective Time, the Surviving Company shall provide employee benefits to those Company employees as of immediately prior to the Effective Time who continue to be employed by the Surviving Company on and after the Effective Time (for so long as such employees are employed by the Surviving Company) that are substantially similar in the aggregate to the benefits under the Employee Programs prior to the Effective Time; (ii) for vesting and eligibility purposes for employee benefits under each Employee Program and/or any employee benefit plan established by the Surviving Company after the Closing Date, employees, former employees and directors, if applicable, of the Company shall receive credit for years of service with the Company; and (iii) at any time after the Effective Time, the Surviving Company may discontinue and terminate the Employee Programs, subject to (ii) above; provided, further, that, subject to the approval of shareholders at the Company Meeting, the Surviving Company shall adopt the 2010 Equity Plan and shall make grants of restricted stock and stock options in accordance with the terms of the 2010 Equity Plan, in the amounts set forth on Schedule 6.11(b) and as disclosed in the Proxy Statement/Prospectus.

(c) Notwithstanding anything else contained herein to the contrary, nothing in this Section 6.11 shall be construed to create any third party beneficiary rights in any Person who is not a party to this Agreement.

6.12 Notification of Certain Matters. Each of Investor and the Company shall give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Investor Material Adverse Effect or Company Material Adverse Effect, respectively, (b) constitutes or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein, or (c) has caused or resulted in or would reasonably be expected to cause or result in any of the conditions to the Merger set forth in Article VII not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement. No such notice by Investor or the Company shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to Investor’s or the Company’s obligations to consummate the transactions contemplated by this Agreement. Each of Investor and the Company shall give prompt notice to the other of (i) any notice or other communication received by such party from any Governmental Authority in connection with the Merger or the other transactions contemplated in this Agreement, or from any other Person alleging that the consent of such Person is or may be required in connection with the Merger and other transactions contemplated by this Agreement, and (ii) any actions, suits, claims, investigations or proceedings commenced by or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries that relate to the Merger or the other transactions contemplated by this Agreement.

6.13 Confidentiality Agreements. The Company Confidentiality Agreement and the Investor Confidentiality Agreement shall remain in full force and effect after the date hereof in accordance with their terms.

6.14 Section 16 Votes. Prior to the Effective Time, the Company shall approve in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any acquisition or disposition of equity securities of the Company (including derivative securities) resulting from the transactions contemplated by this Agreement by each officer and director of the Company and, if applicable, holder of Investor Units, who is subject to Section 16 of the Exchange Act.

6.15 Tax Returns. Any Tax Returns filed by the Company or its Subsidiaries after the date hereof but prior to the Closing Date shall be provided to Investor at least 15 days prior to filing for its review and comment and the Company shall make all such changes as are reasonably requested by Investor.

6.16 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) (“Transfer Taxes”) incurred in connection with the transfer of Company Common Stock shall be paid by the holders of Company Common Stock. Subject to the foregoing sentence, all other Transfer Taxes incurred in connection with the transactions contemplated by this Agreement shall be paid by Company. The applicable Parties shall cooperate in filing such forms and documents as may be necessary to permit any such Transfer Tax to be assessed and paid on or prior to the Closing Date in accordance with any available pre-sale filing procedure, and to obtain any exemption or refund of any such Transfer Tax.

6.17 Resignations. The Company shall prepare and deliver to Investor at or prior to the Effective Time evidence of such resignations of any directors of the Company and Northeast Bank, effective at the Effective Time, necessary to effectuate the composition of the management and Board of Directors contemplated in Sections 1.6 and 1.7.

6.18 Shareholder Litigation. The Company shall give Investor the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors arising after the date hereof as a result of the transactions contemplated by this Agreement, and no such settlement in connection therewith shall be agreed upon without Investor’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.

6.19 Coordination.

(a) The Company shall take any actions Investor may reasonably request prior to the Effective Time to facilitate the Merger and the transactions contemplated herein. Without limiting the foregoing, senior officers of Company and Investor shall meet from time to time as

Investor may reasonably request, and in any event not less frequently than monthly, to review the Business Plan and the financial and operational affairs of Company and Northeast Bank, and Company shall give due consideration to Investor’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, Investor shall not under any circumstance be permitted to exercise control of Company or any of its Subsidiaries prior to the Effective Time.

(b) Upon Investor’s reasonable request, prior to the Effective Time and consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, each of Company and its Subsidiaries shall modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) as reasonably requested by Investor. Notwithstanding the foregoing, no such modifications, changes or divestitures of the type described in this Section 6.19(b) need be made prior to the satisfaction of the conditions set forth in Sections 7.1(a) and 7.1(b).

(c) No accrual or reserve or change in policy or procedure made by Company or any of its Subsidiaries pursuant to this Section 6.19 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustment shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of Company or its management with any such adjustments.

6.20 Registration Rights. Schedule 6.20 of the Investor Disclosure Schedule sets forth the Surviving Company’s obligations to register certain resales of Surviving Company Voting Common Stock held by the FHB Investors. The provisions of this Section 6.20 are intended to be for the benefit of, and shall be enforceable by, the FHB Investors.

6.21 Form S-8. The Surviving Company agrees to file a registration statement on Form S-8 for the shares of Surviving Company Common Stock issuable with respect to the 2010 Equity Plan promptly, but in no event later than five Business Days, following the Effective Time and shall maintain the effectiveness of such registration statement thereafter for so long as any such Options remain outstanding.

6.22 Stock Purchase Agreement. The Surviving Company shall assume the due and punctual performance of the covenants, agreements and conditions set forth in the Stock Purchase Agreement dated December 12, 2009 by and between the Company and the United States Department of Treasury.

6.23 Post-Closing Operations.

(a) For a period of three years after the Effective Time, Investor agrees that Surviving Company shall (subject to the right of the Surviving Company to terminate such obligations under this Section (a) as provided in subsection (b) below) (i) support the Company’s existing local communities by, among other things, encouraging the active involvement of management and employees in community events, maintaining a local presence and committing reasonable amounts of Surviving Company resources to support of community events; (ii) subject to supervision and oversight by the Board of Directors and senior management of the Surviving Company, preserve the local loan approval authority of the officers and employees of the Surviving Company; and (iii) preserve and use the present name of “Northeast Bank” for the community bank operations in Maine; (iv) preserve Surviving Company’s status as a Maine chartered institution with headquarters in its current geographic footprint; and (v) pursue the Business Plan using the Surviving Company as a platform company.

(b) The obligations under subsection (a) of this Section may be terminated by Surviving Company as a result of (i) regulatory requirements, (ii) safe and sound banking practices as required by bank regulatory agencies, or (iii) a determination by the Board of Directors of the Surviving Company that failure to effect such amendment or termination would be inconsistent with its fiduciary duties under applicable law.

6.24 FHB Investor Matters. The Surviving Company shall honor the elections made by those FHB Investors that elect at the Effective Time to be subject to Article FOURTH of the Articles of Incorporation of the Surviving Company attached hereto as Exhibit A.

ARTICLE VII - CONDITIONS TO CONSUMMATION OF THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The obligations of each of the parties to consummate the Merger is conditioned upon the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) Shareholder Vote. The Requisite Shareholder Approval shall have been obtained at the Company Meeting.

(b) Regulatory Approvals; No Burdensome Condition. All Regulatory Approvals and any other regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired. None of such Regulatory Approvals or other regulatory approvals shall impose any term, condition or restriction upon any FHB Investor, the Company or any of its Subsidiaries or Investor or any of its Subsidiaries that such FHB Investor, Investor or the Company reasonably determines is a Burdensome Condition.

(c) No Injunction, Etc. No order, decree or injunction of any court or agency of competent jurisdiction shall be in effect, and no law, statute or regulation shall have been enacted or adopted, that enjoins, prohibits, materially restricts or makes illegal consummation of any of the transactions contemplated hereby.

(d) Effective Registration Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.

(e) NASDAQ Listing. The shares of Surviving Company Common Stock issuable pursuant to this Agreement shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

7.2 Conditions to the Obligations of Investor. The obligation of Investor to consummate the Merger is also conditioned upon the satisfaction or waiver by Investor, at or prior to the Effective Time, of each of the following conditions:

(a) Representations and Warranties of the Company. The representations and warranties of the Company contained in this Agreement shall be true and correct in all respects (without giving effect to any limitation on any representation and warranty indicated by a materiality qualification, including the words “Company Material Adverse Effect,” “material,” “in all material respects” or like words, except in the case of Section 3.12) as of the date of this Agreement and as of the Effective Time with the same effect as though made on and as of the Effective Time (except for representations and warranties made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation on any representation and warranty indicated by a materiality qualification, including the words “Company Material Adverse Effect,” “material,” “in all material respects” or like words, except in the case of Section 3.12) would not, individually or in the aggregate, have a Company Material Adverse Effect. In addition, the representations and warranties set forth in Section 3.3 shall be true and correct in all respects (except for such inaccuracies as are de minimis in the aggregate) and the representations and warranties set forth in Sections 3.4(a), 3.4(b), 3.5, 3.6, 3.9 and the first two sentences of Section 3.2 shall be true and correct in all material respects as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent expressly made as of an earlier date in which case such representations and warranties will be true and correct as of such earlier date).

(b) Covenants of the Company. Each and all of the agreements and covenants of the Company to be performed and complied with pursuant to this Agreement on or prior to the Closing Date shall have been duly performed and complied with in all material respects

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(d) Officer’s Certificate. Investor shall have received a certificate, dated the Closing Date, signed by the Chief Executive Officer or Chief Financial Officer of the Company, to the effect that the conditions set forth in Sections 7.2(a), (b) and (c) have been satisfied.

(e) Third Party Consents. All consents or approvals of all Persons (other than Governmental Authorities) required for the consummation of the Merger shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Tax Certificate. Company shall have delivered to Investor a certificate, in form and substance reasonably satisfactory to Investor, duly executed and acknowledged, certifying that Company has not been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) Repayment of Outstanding Loans. All principal and interest outstanding under the Investor Notes set forth on Schedule 4.7 of the Investor Disclosure Schedule shall have been paid in full.

7.3 Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is also conditioned upon the satisfaction or waiver by the Company, at or prior to the Effective Time, of each of the following conditions:

(a) Representations and Warranties of Investor. The representations and warranties of Investor contained in this Agreement shall be true and correct in all respects (without giving effect to any limitation on any representation and warranty indicated by a materiality qualification, including the words “Investor Material Adverse Effect,” “material,” “in all material respects” or like words) as of the date of this Agreement and as of the Effective Time with the same effect as though made on and as of the Effective Time (except for representations and warranties made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation on any representation and warranty indicated by a materiality qualification, including the words “Investor Material Adverse Effect,” “material,” “in all material respects” or like words) would not, individually or in the aggregate, have an Investor Material Adverse Effect. In addition, the representations and warranties set forth in Sections 4.3, 4.4, 4.6, 4.9, 4.10, 4.11, 4.12 and the first sentence of Section 4.2 shall be true and correct in all material respects as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent expressly made as of an earlier date in which case such representations and warranties will be true and correct as of such earlier date).

(b) Covenants of Investor. Each and all of the agreements and covenants of Investor to be performed and complied with pursuant to this Agreement on or prior to the Closing Date shall have been duly performed and complied with in all material respects.

(c) Officer’s Certificate. The Company shall have received a certificate, dated the Closing Date, signed by the Chief Executive Officer or Chief Financial Officer of Investor, to the effect that the conditions set forth in Sections 7.3(a) and (b) have been satisfied.

(d) Investor Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Investor Material Adverse Effect.

(e) Capital Commitments. Investor shall have received the full amount of the Financing, sufficient to fund the Cash Consideration as well as the Capital Contribution.

ARTICLE VIII - TERMINATION

8.1 Termination. This Agreement may be terminated, and the Merger and the transactions contemplated hereby may be abandoned:

(a) by the mutual consent of Investor and the Company in a written instrument;

(b) by Investor or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of either: (i) a breach by the other party of any representation or warranty contained herein (subject to the standards set forth in Section 7.2(a) or 7.3(a), as applicable), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach;

(c) by Investor or the Company, in the event that the Merger is not consummated by December 31, 2010 (the “Outside Date”), except to the extent that the failure of the Merger to be consummated shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by Investor or the Company, in the event the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority, or any governmental entity of competent jurisdiction shall have issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that the party seeking to terminate this Agreement shall have used its reasonable best efforts to have such order, injunction or decree lifted;

(e) by Investor or the Company, if the Requisite Shareholder Approval shall not have been obtained at the Company Meeting;

(f) by Investor, if (i) the Company Board (A) effects or is deemed to have effected an Adverse Recommendation Change, (B) breaches its obligations to call, give notice of and commence the Company Meeting under Section 6.2(a), (C) fails to publicly recommend against a publicly announced Acquisition Proposal within five Business Days of being requested to do so by Investor, (D) fails to publicly reconfirm the Company Recommendation within five Business Days of being requested to do so by Investor, or (E) resolves or otherwise determines to take, or announces an intention to take, any of the foregoing actions or (ii) there shall have been a material breach by the Company of Sections 6.2 or 6.6; or

(g) by the Company, in connection with entering into a definitive agreement to effect a Superior Proposal after making a Company Subsequent Determination in accordance with Section 6.6(e); provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(g) unless concurrent with such termination the Company pays to Investor the Termination Fee in accordance with Section 8.2(b) and (f).

8.2 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement by either Investor or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Investor, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them or any of the other Investor Parties shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that Sections 6.4, 6.13 and 9.4 and this Section 8.2 shall survive any termination of this Agreement; provided, however, that no such termination shall relieve Investor or the Company of any willful and material breach of any representation, warranty, covenant or agreement set forth in this Agreement prior to such termination and in the event of such breach the parties hereto shall be entitled to exercise any and all remedies available under law or equity, but only to the extent expressly provided in Section 9.11 hereof.

(b) In the event this Agreement is terminated by Investor pursuant to Section 8.1(f) or by the Company pursuant to Section 8.1(g), the Company shall pay to Investor an amount, as liquidated damages and not as a penalty, equal to $1,000,000 (the “Termination Fee”).

(c) In the event that this Agreement is terminated by Investor or the Company pursuant to Section 8.1(e) or Section 8.1(c) due to the failure to obtain Requisite Shareholder Approval at the Company Meeting, and (i) an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board prior to the date specified in Section 8.1(c) or prior to the Company Meeting in the case of a termination pursuant to Section 8.1(c), and (ii) within 12 months of such termination, the Company shall have entered into a definitive agreement with respect to, or the Company shall have consummated, an Acquisition Transaction, then the Company shall pay to Investor an amount equal to the Termination Fee.

(d) In the event that this Agreement is terminated by Investor pursuant to Section 8.1(b) and (i) an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board prior to any breach by the Company of any representation, warranty, covenant or other agreement giving rise to such termination by Investor or during the cure period therefor provided in Section 8.1(b) and (ii) within 12 months of such termination, the Company shall have entered into a definitive agreement with respect to, or the Company shall have consummated, an Acquisition Transaction with the party presenting the Acquisition Proposal, then the Company shall pay to Investor an amount equal to the Termination Fee.

(e) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(c), and, at the time of such termination, all of the conditions in Section 7.1 and 7.2 shall have been satisfied or would have been satisfied if the Closing were to occur on the date of termination, then Investor shall pay to the Company an amount equal to the Termination Fee.

(f) In the event that this Agreement is terminated by Investor pursuant to Section 8.1(c), and, at the time of such termination, all of the conditions in Section 7.1 and 7.3 shall have been satisfied or would have been satisfied if the Closing were to occur on the date of termination, then the Company shall pay to Investor an amount equal to the Termination Fee.

(g) Any payment of the Termination Fee required to be made pursuant to this Section 8.2 shall be made not more than five Business Days after the date of the event giving rise to the obligation to make such payment, unless the Termination Fee is payable as a result of the termination of this Agreement by the Company pursuant to Section 8.1(g), in which case, the Termination Fee shall be payable concurrently with such termination.

(h) Investor and the Company acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither Investor nor the Company would enter into this Agreement. Accordingly, if any party fails promptly to pay any amount due pursuant to this Section 8.2 and, in order to obtain such payment, the other party commences a suit which results in a judgment against the party that failed to promptly pay the amount due pursuant to this Section 8.2, for the amount set forth in this Section 8.2, the party that was the subject of the suit shall pay to the other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Termination Fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

ARTICLE IX - MISCELLANEOUS

9.1 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time, except for Sections 6.10 and 6.20. This Section 9.1 shall not limit any covenant or agreement of the parties set forth herein relating to the delivery of the Exchange Fund.

9.2 Certain Definitions.

(a) As used in this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Business Day” means Monday through Friday of each week, except any legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of Maine are authorized or obligated to close.

“Company Material Adverse Effect” shall mean any fact, change, event, development, effect or circumstance that, individually or in the aggregate, (a) are, or would reasonably be expected to be, materially adverse to the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of the Company and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent the Company from performing its obligations under this Agreement or consummating the transactions contemplated by this Agreement; provided, however, that notwithstanding the foregoing, the term Company Material Adverse Effect shall not include (i) any fact, change, event, development, effect or circumstance generally affecting banks or their holding companies generally or arising from changes in general business or economic conditions (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect (relative to most other participants in the financial services industry) on the Company and its Subsidiaries, taken as a whole); (ii) any fact, change, event, development, effect or circumstance resulting from any change in law, GAAP or regulatory accounting, which affects generally entities such as the Company and its Subsidiaries, taken as a whole (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect (relative to most other participants in the financial services industry) on the Company and its Subsidiaries taken as a whole); (iii) actions and omissions of the Company and its Subsidiaries taken with the prior written consent of Investor in furtherance of the transactions contemplated hereby or otherwise required to be taken by the Company under this Agreement; (iv) any fact, change, event, development, effect or circumstance resulting from the announcement of the transactions contemplated by this Agreement; (v) any failure by the Company to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period or any reduction or cessation in the payment by the Company of a dividend (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect); and (vi) changes in the trading price or trading volume of Company Common Stock (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of October 20, 2009, by and between Investor and the Company.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authority” shall mean any U.S. or foreign federal, state or local governmental commission, board, body, bureau or other regulatory authority or agency, including, without limitation, courts and other judicial bodies, bank regulators, applicable state securities authorities, the SEC, or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.

“Investor Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of October 20, 2009, by and between Investor and the Company.

“Investor Material Adverse Effect” shall mean any fact, change, event, development, effect or circumstance that, individually or in the aggregate, would reasonably be expected to prevent Investor from performing its obligations under this Agreement or consummating the transactions contemplated by this Agreement.

“Person” or “person” shall mean any individual, bank, corporation, partnership, limited liability company, association, joint-stock company, business trust or unincorporated organization.

“Regulatory Approvals” shall mean (a) the approval (or waiver) of the FRB, and (b) the approval of the Maine Superintendent of Banks.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Subsidiary” shall mean, when used with reference to a party, any corporation or organization, whether incorporated or unincorporated, of which such party or any other Subsidiary of such party is a general partner or serves in a similar capacity, or with respect to such corporation or other organization, at least twenty percent (20%) of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one of more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Tax Returns” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” shall mean (i) all taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, unemployment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether disputed or not; and (ii) any liability for the payment of amounts with respect to payments of a type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group, or as a result of any obligation under any tax sharing arrangement or tax indemnity agreement.

“Treasury Stock” shall mean shares of Company Common Stock held (i) in the Company’s treasury or (ii) by the Company or any of its Subsidiaries or by Investor, in each case other than in a fiduciary capacity (including custodial or agency).

(b) The following terms are defined elsewhere in this Agreement, as indicated below:

“2010 Equity Plan” shall have the meaning set forth in Section 3.6.

“Acquisition Proposal” shall have the meaning set forth in Section 6.6(a).

“Acquisition Transaction” shall have the meaning set forth in Section 6.6(a).

“Adverse Recommendation Change” shall have the meaning set forth in Section 6.6(d).

“Agreement” shall have the meaning set forth in the preamble to this Agreement.

“Burdensome Conditions” shall have the meaning set forth in Section 6.9.

“Business Plan” shall have the meaning set forth in Section 4.11.

“Cash Consideration” shall have the meaning set forth in Section 2.1(c).

“Cash Election” shall have the meaning set forth in Section 2.4(a).

“Cash Election Shares” shall have the meaning set forth in Section 2.4(a).

“Certificate” shall have the meaning set forth in Section 2.2.

“Classified Loans” shall have the meaning set forth in Section 3.23(b).

“Closing” shall have the meaning set forth in Section 1.4.

“Closing Date” shall have the meaning set forth in Section 1.4.

“Code” shall have the meaning set forth in the recitals to this Agreement.

“Company” shall have the meaning set forth in the preamble to this Agreement.

“Company 2009 Form 10-K” shall have the meaning set forth in Section 3.11(a).

“Company Balance Sheet” shall have the meaning set forth in Section 3.11(a).

“Company Bank” shall have the meaning set forth in Section 1.8.

“Company Board” shall have the meaning set forth in Section 3.6.

“Company Common Stock” shall have the meaning set forth in the recitals to this Agreement.

“Company Disclosure Schedule” shall have the meaning set forth in Section 3.1.

“Company Intellectual Property” shall have the meaning set forth in Section 3.18.

“Company Liability Cap” shall have the meaning set forth in Section 9.11(c).

“Company Material Contract” shall have the meaning set forth in Section 3.19(a).

“Company Meeting” shall have the meaning set forth in Section 6.2(a).

“Company Option Assumption” shall have the meaning set forth in Section 2.8(a).

“Company Option Plans” shall have the meaning set forth in Section 2.8.

“Company Preferred Stock” shall have the meaning set forth in Section 2.1(a).

“Company Property” shall have the meaning set forth in Section 3.17(a).

“Company Recommendation” shall have the meaning set forth in Section 6.2(c).

“Company Representatives” shall have the meaning set forth in Section 6.6(a).

“Company SEC Documents” shall have the meaning set forth in Section 3.11(a).

“Company Subsequent Determination” shall have the meaning set forth in Section 6.6(e).

“Derivative Transactions” shall have the meaning set forth in Section 3.26.

“DGCL” shall have the meaning set forth in Section 1.1.

“Effective Time” shall have the meaning set forth in Section 1.2.

“Election Deadline” shall have the meaning set forth in Section 2.4(b).

“Election Form” shall have the meaning set forth in Section 2.4(a).

“Employee Program” shall have the meaning set forth in Section 3.14(l)(i).

“Environment” shall have the meaning set forth in Section 3.17(g).

“Environmental Laws” shall have the meaning set forth in Section 3.17(g).

“ERISA” shall have the meaning set forth in Section 3.14(c).

“ERISA Affiliate” shall have the meaning set forth in Section 3.14(l)(iii).

“Equity Commitment Letters” shall have the meaning set forth in Section 4.8.

“Exchange Agent” shall have the meaning set forth in Section 2.4(a).

“Exchange Fund” shall have the meaning set forth in Section 2.5(a).

“Exchange Ratio” shall have the meaning set forth in Section 2.1(c).

“FDIA” shall have the meaning set forth in Section 3.28.

“FDIC” shall have the meaning set forth in Section 3.10(b).

“FHB Investor” shall have the meaning set forth in Section 4.9.

“Finance Laws” shall have the meaning set forth in Section 3.9(d).

“Financial Advisor” shall have the meaning set forth in Section 3.31.

“Financing” shall have the meaning set forth in Section 4.8.

“FRB” shall have the meaning set forth in Section 3.2.

“Hazardous Material” shall have the meaning set forth in Section 3.17(g).

“Indemnified Parties” shall have the meaning set forth in Section 6.10(a).

“Investor” shall have the meaning set forth in the preamble to this Agreement.

“Investor Disclosure Schedule” shall have the meaning set forth in Section 4.1.

“Investor Equity Interests” shall have the meaning set forth in Section 4.10.

“Investor LLC Interests” shall have the meaning set forth in Section 4.10.

“Investor Liability Cap” shall have the meaning set forth in Section 9.11(c).

“Investor Merger Consideration” shall have the meaning set forth in Section 2.1(b).

“Investor Organizational Documents” shall have the meaning set forth in Section 4.6.

“Investor Parties” shall have the meaning set forth in Section 9.11(d).

“Investor Unit” shall have the meaning set forth in Section 2.1(b).

“IRS” shall have the meaning set forth in Section 3.13(b).

“Liens” shall have the meaning set forth in Section 3.4(a).

“Loan Property” shall have the meaning set forth in Section 3.17(g).

“Loans” shall have the meaning set forth in Section 3.23(a).

“Mailing Date” shall have the meaning set forth in Section 2.4(a).

“maintains” shall have the meaning set forth in Section 3.14(l)(ii).

“MBCA” shall have the meaning set forth in Section 1.1.

“Merger” shall have the meaning set forth in the recitals to this Agreement.

“Merger Consideration” shall have the meaning set forth in Section 2.1(c).

“Multiemployer Plan” shall have the meaning set forth in Section 3.14(l)(iv).

“NASDAQ” shall have the meaning set forth in Section 2.3.

“New Certificates” shall have the meaning set forth in Section 2.5(a).

“Non-Election” shall have the meaning set forth in Section 2.4(a).

“Non-Election Shares” shall have the meaning set forth in Section 2.4(a).

“Notice of Superior Proposal” shall have the meaning set forth in Section 6.6(e).

“NQDC” shall have the meaning set forth in Section 3.14(h).

“Oil” shall have the meaning set forth in Section 3.17(g).

“Options” shall have the meaning set forth in Section 2.8.

“Outside Date” shall have the meaning set forth in Section 8.1(c).

“Participation Facility” shall have the meaning set forth in Section 3.17(g).

“Premium Limit” shall have the meaning set forth in Section 6.10(b).

“Proxy Statement/Prospectus” shall have the meaning set forth in Section 6.3(a).

“Registration Statement” shall have the meaning set forth in Section 6.3(a).

“Representatives” shall have the meaning set forth in Section 6.5.

“Requisite Shareholder Approval” shall have the meaning set forth in Section 3.6.

“Sarbanes-Oxley” shall have the meaning set forth in Section 3.11(b).

“SEC” shall have the meaning set forth in Section 3.11(a).

“Shortfall Number” shall have the meaning set forth in Section 2.4(c)(ii).

“Stock Consideration” shall have the meaning set forth in Section 2.1(c).

“Stock Conversion Number” shall have the meaning set forth in Section 2.4(a).

“Stock Election” shall have the meaning set forth in Section 2.4(a).

“Stock Election Number” shall have the meaning set forth in Section 2.4(a).

“Stock Election Shares” shall have the meaning set forth in Section 2.4(a).

“Successor Company Designees” shall have the meaning set forth in Section 1.6(d).

“Superior Proposal” shall have the meaning set forth in Section 6.6(b).

“Surviving Company” shall have the meaning set forth in Section 1.1.

“Surviving Company Common Stock” shall have the meaning set forth in Section 2.1(b).

“Surviving Company Non-Voting Common Stock” shall have the meaning set forth in Section 2.1(b).

“Surviving Company Voting Common Stock” shall have the meaning set forth in Section 2.1(b).

“Takeover Laws” shall have the meaning set forth in Section 3.21.

“Termination Fee” shall have the meaning set forth in Section 8.2(b).

“Transfer Tax” shall have the meaning set forth in Section 6.16.

“Trust Business” shall have the meaning set forth in Section 3.24.

“USA Patriot Act” shall have the meaning set forth in Section 3.29.

“Voting Agreement” shall have the meaning set forth in the recitals to this Agreement.

“Voting Agreement Shareholders” shall have the meaning set forth in the recitals to this Agreement.

9.3 Waiver; Amendment. Subject to compliance with applicable law, prior to the Effective Time, any provision of this Agreement may be (a) waived by the party intended to benefit by the provision, or (b) amended or modified at any time, by an agreement in writing between the parties hereto approved by their respective Boards of Directors and executed in the same manner as this Agreement; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of the Company, no amendment of this Agreement shall be made which by law requires further approval of the shareholders of the Company without obtaining such approval.

9.4 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby; provided, however, that if the Closing shall occur the Company shall be obligated to satisfy and cause to be paid all of the Company’s and Investor’s expenses related to (a) Investor’s financing activities in connection with raising the necessary capital to satisfy its obligations under the Merger and this Agreement, (a) the Merger, and (c) the other transactions contemplated thereby and hereby (collectively, the “Reimbursable Expenses”). For purposes hereof, the parties agree that Reimbursable Expenses shall include, without limitation, fees paid or payable to, or expenses incurred by Investor in connection with the engagement of, professional advisors (including attorneys and accountants) and consultants, as well as expenses related to Investor’s due diligence activities (including with respect to governmental approval and regulatory matters), application fees, transfer agent fees, and fees related to SEC filings or other securities laws compliance.

9.5 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the other party hereto.

If to Investor:

FHB Formation LLC

695 Atlantic Avenue

Boston, MA 02111

Attention:    Chief Executive Officer

Facsimile:   (617) 526-7918

With copies to:

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

Attention:    William P. Mayer, Esq.

                    James A. Matarese, Esq.

Facsimile:   (617) 523-1231

If to the Company, to:

Northeast Bancorp

500 Canal Street

Lewiston, ME 04240

Attention:    Chief Executive Officer

Facsimile:   (207) 777-5936

With a copy to:

Barley Snyder LLC

126 East King Street

Lancaster, PA 17602

Attention:    Paul G. Mattaini, Esq.

                    Kimberly J. Decker, Esq.

Facsimile:   (717) 291-4660

9.6 Understanding; No Third Party Beneficiaries. Except for the Confidentiality Agreement, which shall remain in effect, this Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and supersedes any and all other oral or written agreements heretofore made. Except for Section 6.10, 6.20 and 9.11(d), nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.7 Assignability; Binding Effect. Prior to the Closing, this Agreement may not be assigned by Investor without the written consent of the Company and no such assignment shall release Investor of its obligations hereunder. After the Closing, Investor’s rights and obligations hereunder shall be freely assignable. This Agreement may not be assigned by the Company without the prior written consent of Investor. This Agreement shall be binding upon and enforceable by, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns, and except as expressly set forth in Section 6.10, 6.20 and 9.11(d), is not intended to confer upon any other person any rights or remedies hereunder.

9.8 Headings; Interpretation. The headings contained in this Agreement are for reference purposes only and are not part of this Agreement. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified. Words of number may be read as singular or plural, as required by context.

9.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

9.10 Governing Law; Jurisdiction and Venue. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, without regard to the conflict of law principles thereof. Each of the parties hereto (a) consents to submit itself to the exclusive personal jurisdiction of the Delaware Court of Chancery, New Castle County, or if that court does not have jurisdiction, a federal court sitting in the State of Delaware (the “Delaware Courts”) in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court. Each of the parties hereto waives any defense or inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. To the extent permitted by applicable law, any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.5. Nothing in this Section 9.10, however, shall affect the right of any party to serve legal process in any other manner permitted by law. EACH OF INVESTOR AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF INVESTOR OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

9.11 Specific Performance; Remedies.

(a) Each of the Investor and the Company acknowledge and agree that the only remedies that may be available to it whether in law or equity for any breach or failure to perform or otherwise in connection with this Agreement and the transactions contemplated by this Agreement shall be those remedies expressly set forth in this Section 9.11.

(b) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled to seek (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach; provided, however, that in circumstances where each party is obligated to consummate the Merger and the Merger has not been consummated on or prior to the Outside Date, the parties acknowledge and agree that neither party shall be entitled to enforce specifically the obligations of the other party to consummate the Merger and that each party’s sole and exclusive remedy against the other party in such event shall be the right to receive the Termination Fee pursuant to Section 8.2 (except that no party shall be entitled to receive the Termination Fee if such party is in willful and material breach of this Agreement). Each party further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(c) In addition to the specific performance remedy set forth in Section 9.11(b), the Company and Investor shall be entitled to pursue a remedy at law for monetary damages (but only subsequent to termination of this Agreement by the Company or Investor, as applicable) for an alleged willful and material breach of this Agreement by Investor or the Company, as applicable. Notwithstanding anything to the contrary provided in this Agreement, the Company and Investor agree that (i) the maximum aggregate liability of Investor (inclusive of any payment by Investor of the Termination Fee) for any breach or failure to perform or otherwise in connection with this Agreement and the transactions contemplated by this Agreement shall be limited to $1,000,000 (the “Investor Liability Cap”), and (ii) the maximum aggregate liability of the Company (inclusive of any payment by the Company of the Termination Fee) for any breach or failure to perform or otherwise in connection with this Agreement and the transactions contemplated by this Agreement shall be limited to $1,000,000 (the “Company Liability Cap”).

(d) In no event shall either party seek or permit to be sought on behalf of itself or any of its Representatives any damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, from: (i) in the case of the Company, any of Investor, any affiliate or controlling person of Investor, any officer, director, agent, employee, shareholder, partner or member of Investor or any direct or indirect holder of a debt or equity security or interest in Investor, or any direct or indirect director, officer, employee, agent, shareholder, partner, affiliate, member, controlling person or representative of any of the foregoing (collectively, the “Investor Parties”) and (ii) in the case of Investor, any of the Company, any Subsidiary, affiliate or controlling person of the Company or any Subsidiary, any officers, directors, agent, employee, shareholder, partner or shareholder of the Company or any Subsidiary, or any direct or indirect holder of a debt or equity security or interest in the Company or a Subsidiary, or any director or indirect director, officer, employee, agent, shareholder, partner, affiliate, member, controlling person or representative of any of the foregoing (collectively, the “Company Parties”), in connection with this Agreement or the transactions contemplated by this Agreement, other than as expressly provided in Section 9.11(c); provided, however, that the parties agree that, subject to the terms and conditions of the Equity Commitment Letters, the Company may seek to cause the Investor to enforce the terms of such Equity Commitment Letters to cause the counterparties thereto to provide funds to the Investor, which shall in no event exceed, in the aggregate, the Investor Liability Cap, to permit Investor to satisfy any final and non-appealable judgment, order or award of damages in favor of the Company obtained by the Company in accordance with this Section 9.11(d). The Company acknowledges and agrees that it shall have no right of recovery against, and no personal liability shall attach to, in each case with respect to damages or otherwise, any Person (other than Investor to the extent provided in this Section 9.11(c)), whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Investor against any other Person, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise, except for the Company’s right to cause the Investor to enforce the terms of the Equity Commitment Letters to the extent provided in this Section 9.11(d). The Company acknowledges that Investor is a newly-formed company and does not have any material assets except in connection with this Agreement and the Equity Commitment Letters. The provisions of this Section 9.11(d) are intended to be for the benefit of, and shall be enforceable by, the Company, Investor and the other Company Parties and Investor Parties.

(e) Notwithstanding anything to the contrary provided in this Agreement (but subject in all cases to the Investor Liability Cap and the Company Liability Cap), if the Company or Investor is entitled to payment of the Termination Fee as provided in Section 8.2, then the entitlement to receive payment of such Termination Fee on the terms set forth in Section 8.2 shall be such party’s sole and exclusive remedy for any breach or failure to perform or otherwise in connection with this Agreement and the transactions contemplated by this Agreement.

(Remainder of page intentionally left blank.)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

FHB FORMATION LLC

By:	/s/ Richard Wayne
Name: Richard Wayne
Title: Member

NORTHEAST BANCORP

By:	/s/ James D. Delamater
Name: James D. Delamater
Title: President and Chief Executive Officer

SCHEDULES

Schedule 1.6(a)	Company Designees
Schedule 3.2	Organization, Standing and Authority
Schedule 3.3	Capitalization
Schedule 3.4	Subsidiaries
Schedule 3.7	Non-Contravention
Schedule 3.10	Litigation, Regulatory Action
Schedule 3.11	SEC Documents; Financial Reports; and Regulatory Reports
Schedule 3.12	Absence of Certain Changes or Events
Schedule 3.13	Taxes and Tax Returns
Schedule 3.14	Employee Benefit Plans
Schedule 3.16	Insurance
Schedule 3.17	Environmental Matters
Schedule 3.19	Material Agreements; Defaults
Schedule 3.23	Loans; Nonperforming and Classified Assets
Schedule 3.25	Investment Management and Related Activities
Schedule 3.30	Transactions with Affiliates
Schedule 3.32	Company Expenses
Schedule 4.7	Investor Organizational Documents
Schedule 4.10	Capitalization
Schedule 4.14	Investor Expenses
Schedule 5.1(i)	Capital Expenditures
Schedule 6.11(a)	Severance Plan
Schedule 6.11(b)	2010 Equity Plan Awards
Schedule 6.20	Registration Rights